Form 10-K, Exhibit 13
MORGAN PRODUCTS LTD
filed 1995-03-29
CIK 739790

                                                                      EXHIBIT 13

  MORGAN PRODUCTS LTD.
  FIVE-YEAR SELECTED FINANCIAL DATA
  (In Thousands, Except Per Share Data)

                                 OPERATING RESULTS

                                         Year Ended December 31,
                              ------------------------------------------------
                                1994      1993      1992      1991      1990
                              ------------------------------------------------
  Net Sales.................. $358,357  $392,702  $387,393  $353,144  $413,527

  Gross Profit...............   52,398    52,797    51,833    44,924    53,860
  Operating Expenses.........   58,292    49,347    58,690    53,292    48,477

  Operating Income (Loss)....   (5,894)    3,450    (6,857)   (8,368)    5,383
                             ---------  --------  --------  --------  --------

  Other Expense..............   (3,307)   (2,248)   (4,325)   (4,141)   (5,162)
                             ---------  --------  --------  --------  --------

  Income (Loss) Before Income
    Taxes....................   (9,201)    1,202   (11,182)  (12,509)      221
                             ---------  --------  --------  --------  --------

  Net Income (Loss).......... $ (9,401) $    952  $(10,178) $ (8,131) $    135
                             =========  ========  ========  ========  ========

  Earnings (Loss) Per Share.. $  (1.10) $    .11  $  (1.20) $   (.96) $    .02
                             =========  ========  ========  ========  ========

  Weighted Average
   Common and
   Common Equivalent
   Shares Outstanding........   8,549      8,495     8,490     8,466     8,438



                                BALANCE SHEET DATA

                                               AT DECEMBER 31,
                                ----------------------------------------------
                                  1994      1993    1992      1991     1990
                                ----------------------------------------------
  Working Capital............   $ 61,639 $ 77,225 $ 69,534 $ 71,274 $ 72,499
  Total Assets...............    113,308  133,280  130,355  136,003  156,105
  Long-Term Debt, Net of Cash     27,050   43,215   40,257   38,128   32,750
  Stockholders' Equity.......     55,192   64,481   63,499   73,640   81,460
  Long-Term Debt, Net of Cash to
   Total Capitalization......      32.9%    40.1%    38.8%    34.1%    28.7%
  Return on Stockholders'
    Equity...................    (15.7)%     1.5%  (14.8)%  (10.5)%     0.2%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


  Year Ended December 31, 1994 vs.
  Year Ended December 31, 1993

       The Company's net sales for 1994 were $358.4 million, representing a decrease of 8.7% from 1993 net sales of $392.7 million. The reduction in net sales was primarily the result of a 13.3% decrease in sales of manufactured products and a 7.5% decrease in sales of distributed products. Management believes that the decline in sales of products distributed by the Company is due to a major supplier's reallocation of sales regions among its network of distributors, and by an anticipated up-front loss of some business as a result of margin improvement programs, which are expected to generate additional profit in 1995 and beyond. Management also believes part of the decline in sales of products manufactured by the Company is due to the ongoing weakness in demand for high quality wood doors in a very cost conscious market. In addition, the manufacturing sales decline reflects the loss of low margin business following the closing of the Springfield, Oregon plant.

       The Company reported a net loss of $9.4 million or $1.10 per share for 1994 compared to net income of $1.0 million or $0.11 per share, for 1993, on average shares outstanding of 8,549,159 and 8,494,602, respectively. Included in the 1994 results was a net restructuring charge of $11.3 million ($1.32 per share) to cover the cost of closing the Springfield plant, the Weed, California Veneer operation and provide for other cost reductions and consolidation within Morgan Products.

       Excluding the $11.3 million restructuring charge for 1994, the Company had income of $1.9 million. The increase in income from 1993, net of the restructuring charge, was primarily caused by a decrease in operating expenses partially offset by a decrease in gross profit, and an increase in other expense.

       The gross profit decrease of $0.4 million from 1993 to 1994 was primarily the result of the aforementioned decrease in sales at both the manufacturing and distribution divisions. Partially offsetting this was an improvement in gross margins for products distributed and manufactured. The Company's gross profit as a percentage of net sales improved from 13.4% in 1993 to 14.6% in 1994.

       Operating expenses for 1994 were $58.3 million, or 16.3% of net sales, compared to 1993 operating expenses of $49.3 million, or 12.6% of net sales. Excluding the restructuring charge, 1994 operating expenses were $47.0 million, or 13.1% of net sales. Contributing to the year to year decline in operating expenses (excluding the restructuring charge) were decreases in employment related costs, travel and entertainment, advertising and promotional, and bad debt expenses.


       Other expense increased $1.1 million from 1993 to 1994 primarily due to the 1993 disposition of idle assets in excess of their carrying value by approximately $1.0 million which offset other expense. Interest expense decreased to $3.8 million in 1994 from $4.0 in 1993 due to lower debt levels throughout 1994. Partially offsetting this was the impact of higher borrowing rates.

       The provision for income taxes in both 1994 and 1993 relates to the recording of state taxes. There is no provision for federal taxes in either period given the Company's net operating loss position (see Note 10 of Notes to Consolidated Financial Statements).

       During 1994, the Company adopted Statements of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits." This adoption had no material effect on net income.

  RESULTS OF OPERATIONS

  Year Ended December 31, 1993 vs
  Year Ended December 31, 1992

       The Company's net sales for 1993 were $392.7 million, representing an increase of 1.4% from net sales for the same period in 1992 of $387.4 million. This increase was the result of more than an $11.1 million increase in net sales of products distributed by the Company, offset in part by a decline in net sales of products manufactured by the Company. Management believes the net sales decline of manufactured products was a result of continued weakness in the Northeast and West, key markets for fir manufactured products, coupled with a continued escalation of raw material costs.

       For 1993 the Company reported net income of $1.0 million, or $.11 per share compared to a net loss of $10.2 million, or $1.20 per share in the same period in 1992, on outstanding average shares of 8,494,602 and 8,490,383, respectively. Included in the 1992 results was a net restructuring charge of $7.9 million for the writedown of certain idle facilities and equipment to its estimated fair market value, certain expenses associated with the rationalization of capacity at the Company's three main door manufacturing facilities, and provisions related to the possible sale of part or all of its Morgan Technologies business unit.

       Excluding the $7.9 million restructuring charge from 1992 results, the Company had a net loss of $2.3 million, or $0.27 per share for 1992. Excluding the 1992 restructuring charge, 1993 net income improved $3.3 million or $0.38 per share. This improvement was the result of a nominal increase in gross profit, reductions in operating expenses and an improvement in other income items, offset, in part, by an increase in provision for income taxes.

       Gross profit increased slightly from 1992 to 1993 as a result of the aforementioned net sales increase. There was no change in the gross profit percentage.

       Operating expenses for 1993 were $49.3 million, or 12.6% of net sales, compared to 1992 operating expenses of $58.7 million, or 15.2% of net sales. Excluding the provision for restructuring, 1992 operating expenses were $50.8 million, or 13.1% of net sales. The decrease in operating expenses (excluding the restructuring charge) was primarily the result of the elimination of operating expenses related to the Morgan Technologies business unit and a decrease in the amount of bad debt expenses.

       Other expense in 1993 was $2.2 million compared to $4.3 million in 1992. This improvement resulted primarily from the previously mentioned gains in 1993 from the disposition of idle assets in excess of their carrying value by $1.0 million. The carrying values recorded due to the restructuring in the fourth quarter of 1992 were based on independent party evaluations, and the amounts realized in 1993 in excess of the carrying values occurred from negotiations with the buyers that did not commence until April, 1993. In addition, 1992 expenses included the holding costs of these idle assets.

       The provision for income taxes in 1993 related to the recording of state taxes. The benefit recorded in 1992 reflects utilization of losses to the extent of benefits realized. The 1992 results generated a net operating loss carryforward which may be used to offset future years' taxable income when generated (see Note 10 of Notes to Consolidated Financial Statements).

  SIGNIFICANT BUSINESS TRENDS/UNCERTAINTIES

       Management believes that housing starts have a significant influence on the Company's level of business activity. According to an industry source (F.W. Dodge), actual single family national housing starts were up 3.6% to
  1.243 million in 1994 compared to 1.199 million in 1993. In the regions where the Company has its largest market presence (New England, the Middle Atlantic, and East North Central), starts were down 1%, 4.3% and .3%, respectively, from 1993 levels. Starts in the South Atlantic, West South Central and Pacific Southwest regions were up 5.1%, 10.6% and 12.2%, respectively from 1993, however these are areas where the Company does not have as large a market presence. Management believes that as the market continues to move upscale, increased sales should follow. However, higher mortgage rates may reduce sales in the housing market in the near future.

       Management also believes that the Company's ability to continue to penetrate the residential repair and remodeling markets through sales to home center improvement chains may have a significant influence on the Company's level of business activity. Sales to these customers as a percentage of total sales increased slightly from 29.3% in 1993 to 29.4% in 1994. However, overall sales to these customers declined 8.7% to $105 million in 1994 compared to $115 million in 1993. Management believes this market will continue to be important to the Company.

       Over the last several years, the cost of the Company's primary raw material, pine and fir lumber, has increased substantially to record levels. This, coupled with continuing competitive pricing pressure during this
  period, has had an adverse impact on profits.     As a result, the Company is
  continuing its efforts to expand the utilization, where appropriate, of engineered materials in wood door components and to switch to alternate wood species. In addition, the Company has established reliable offshore material resources. Management believes that these actions, together with aggressive price increases where competitive factors allow, will partially offset the impact of the high costs of raw material.

       In the first quarter of 1994, Andersen Corporation announced its intent to realign its distribution territories. This has now been substantially completed. Management believes that this revision will not materially affect the financial performance of the Company in the long-term. However, as noted, there has been some reduction in sales due to this realignment. Gross margin improvement on Andersen sales has partially offset the impact of lost sales.

       The Company announced on January 23, 1995 that its Board of Directors approved a major investment project that will result in a new and much more efficient approach to door manufacturing. The Company estimates that it will invest up to $6 million in 1995 and 1996 in new machinery and equipment and other process-related improvements associated with the new door manufacturing project. Management believes that this project will give the Company a competitive edge and will provide the Company with opportunities for growth in new and expanded product areas. Management believes that installation of equipment and machinery will begin in the fourth quarter of 1995, with production to be underway by the end of 1995 or early 1996.

       In the first quarter of 1995, the Company added Morgan National Accounts as an operating business unit which serves large home center chains, marketing and merchandising millwork and specialty building products for Morgan Manufacturing and Morgan Distribution.

  LIQUIDITY AND CAPITAL RESOURCES

       The Company's working capital requirements are related to its sales level which, because of its dependency upon housing starts and the repair and remodeling market, is seasonal and, to a degree, weather dependent. This seasonality affects the need for working capital inasmuch as it is necessary to carry larger inventories and receivables during certain months of the year.

       Working capital at December 31, 1994, was $61.6 million with a ratio of current assets to current liabilities of 3.5 to 1.0, while at December 31, 1993, working capital was $77.2 million with a current ratio of 4.5 to 1.0. The decrease in working capital was partially the result of the provision for restructuring, which increased current liabilities by $3.5 million and decreased inventory by $1.6 million at year end. In addition, there was a decrease in accounts receivable of $8.0 million and in inventory of $6.2 million, net of the restructuring reserve, related to the lower sales levels in the fourth quarter of 1994 versus the fourth quarter of 1993.

       Long-term debt, net of cash, decreased to $27.1 million at December 31, 1994 from $43.2 million at December 31, 1993. The Company's ratio of long term debt, net of cash, to total capitalization decreased from 40.1% at December 31, 1993 to 32.9% at December 31, 1994. This decrease is primarily due to the lower debt levels resulting from the lower working capital requirements mentioned above, the sale of the Springfield, Oregon facility, and additional cash generated from operations in 1994 versus 1993.

       Cash generated by operating activities amounted to $14.5 million in 1994. By comparison, the period ended December 31, 1993 reflected cash used by operating activities of $3.0 million, mainly to support receivables and inventory. Investing activities in 1994 used $2.8 million before the sale of the idle Springfield facility for $3.5 million, compared to 1993 when investing activities used $2.8 million before the proceeds received from the disposal of various property, plant and equipment including the sale of the Shawano, WI facility for $1.9 million. Financing activities used $13.2 million in 1994 to repay debt versus $1.4 million generated during 1993 to finance the higher working capital requirements.

       As discussed in Note 5 of Notes to Consolidated Financial Statements, on July 14, 1994, the Company signed a new $65 million revolving credit agreement. The new agreement should assure the Company adequate capital over the next three years as it moves to expand its core business. At December 31, 1994, $25 million of borrowings were outstanding on the revolver. The covenants of the new agreement are similar to prior agreements adjusted for the one time restructuring charge. The Company was in compliance with all covenants of the credit agreement during the year and at December 31, 1994.

  RESTRUCTURING OF OPERATIONS

       The Company's decision to take an $11.3 million restructuring charge, including the shutdown of the Springfield and Weed Veneer plants in May 1994, was based on lower demand for high quality wood panel doors, as high raw material costs increased selling prices making lower cost substitute products more attractive. In addition, decorating fashion has also moved to a painted versus stained finish which allows lower cost non-wood products to be used.

       A review of the Morgan Manufacturing business unit was undertaken in 1992. At that time, door production capacity was rationalized through reductions in personnel and product line variations, but leaving physical plant available capacity unchanged. Those actions did not achieve the desired result. In October of 1993, the Company announced that the Board of Directors had retained Dillon, Read and Company, Inc., an investment banking firm, to assist the Company in evaluating its strategic alternatives, including the possible sale of Morgan Manufacturing. In the second quarter of 1994, management further announced that Dillon, Read had ended discussions with certain parties, and that the Company had decided to retain and realign the manufacturing business.

       In early 1994, Morgan Manufacturing continued to experience order volume of approximately 18,000-20,000 doors per week, or essentially 50% of plant capacity. While production statistics continued to show favorable trends in comparison to the prior year and plan on a per door basis, the three main door plant configuration created a high fixed overhead situation. While modestly better than 1993, the level of profitability was substantially below an adequate return and well below the projected operating income which would be generated by operating only two door plants. Consequently, in the second quarter of 1994, the Company decided to shutdown the Springfield door and Weed Veneer plants and provide for other cost reductions and consolidation within the Company, which resulted in a restructuring charge of $11.3 million. With this decision, management expects to more fully utilize manufacturing capacity by transferring approximately $10 million of door volume from Springfield to the remaining two facilities. The Company is continuing to evaluate its plans for capacity reduction and consolidation in light of industry trends, current demand and likely growth opportunities.

       This restructuring charge incorporates the costs of certain personnel actions including severence, outplacement, relocation and future workers compensation claims ($4.8 million), costs of moving, reworking, selling or writing off inventory ($3.7 million), holding costs for idle facilities until they can be sold ($1.7 million), and other revaluations of assets to net realizable value ($1.1 million). At the end of 1994, $4.9 million of the original $11.3 million had been used and the closing of the two plants was substantially completed. The remaining reserve relates primarily to the other cost reductions and consolidation within the Company.

       During the third quarter of 1994, the Company reviewed the charges reserved for in the original restructuring and determined that certain estimated costs for closing the Weed Veneer operations would not be as high as originally anticipated. However, certain other cost reduction and restructuring actions were approved and provided for which offset the lower expenses anticipated to close the Weed Veneer facility. Accordingly, $.4 million of the restructuring reserve was reallocated for the downsizing of two distribution centers and $.5 million to cover the restructuring and relocation of the Corporate headquarters (See Note 2 of Notes to Consolidated Financial Statements).

  SEASONAL NATURE OF BUSINESS

      The building products industry is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building activity in both the improvement, maintenance and repair market and the new construction market. The Company's lowest sales levels generally occur during the first and fourth quarters. However, the Company's Southeast door manufacturing facility, which serves the more moderate climates, including the West Coast, partially offsets the effect of seasonal influences on the Company's operations.

      The table below sets forth the Company's quarterly net sales during the years ended December 31, 1994 and 1993:

                               1994                    1993
                       --------------------    --------------------
                          Net        % of         Net        % of
                         Sales       Total       Sales       Total
                       --------------------    --------------------
                       (millions)              (millions)

  First Quarter       $  82.8        23.1%      $  95.0      24.2%
  Second Quarter         95.2        26.6          96.2      24.5
  Third Quarter          95.2        26.6         106.5      27.1
  Fourth Quarter         85.2        23.7          95.0      24.2
                      -------       -----       -------     -----
  Total Year          $ 358.4       100.0%      $ 392.7     100.0%
                      =======       =====       =======     =====

       See Note 13 of Notes to Consolidated Financial Statements for further quarterly information.

                               REPORT OF MANAGEMENT

       The management of Morgan Products Ltd. is responsible for the Consolidated Financial Statements and other information included in this Annual Report and for ascertaining that the data fairly reflects the Company's financial condition and results of operations. The Company prepared the Consolidated Financial Statements in accordance with generally accepted accounting principles appropriate in the circumstances, and such statements necessarily include amounts that are based on best estimates and judgments with appropriate considerations given to materiality.

       The Company's system of internal control is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities and the development and dissemination of written policies and procedures.

       The Audit Committee of the Board of Directors is comprised of Directors who are not employees of the Company. The Audit Committee is responsible for reviewing and evaluating the Company's financial reporting and accounting practices and related matters. The Audit Committee meets periodically with management and the independent accountants to discuss any and all matters within the Committee's responsibilities. The independent accountants have free access to the Committee, without the presence of management.

       The Company's Consolidated Financial Statements have been audited by Price Waterhouse LLP, independent accountants, whose report also appears on this page.





  Larry R. Robinette
  President and Chief Executive Officer





  Douglas H. MacMillan
  Vice President and Chief Financial Officer




  Lincolnshire, Illinois
  January 25, 1995

                          REPORT OF INDEPENDENT ACCOUNTS


  To the Board of Directors and
  Stockholders of Morgan Products Ltd.

       In our opinion, the statements appearing on pages 14 to 22 of this report present fairly, in all material respects, the financial position of Morgan Products Ltd. at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






  Milwaukee, Wisconsin
  January 25, 1995

  CONSOLIDATED INCOME STATEMENTS
  ----------------------------------------------------------------------------
  MORGAN PRODUCTS LTD.

  (in thousands, except per share amounts)

                                          Year Ended December 31,
                                  ------------------------------------
                                    1994          1993          1992
                                  ------------------------------------

  Net Sales....................   $358,357      $392,702      $387,393
  Cost of Goods Sold...........    305,959       339,905       335,560
                                  --------      --------      --------
    Gross Profit...............     52,398        52,797        51,833
                                  --------      --------      --------

  Operating Expenses
    Sales and Marketing........     36,251        38,859        38,568
    General and Administrative.     10,750        10,488        12,256
    Provision for Restructuring.    11,291          --           7,866
                                  --------      --------      --------
       (Note 2)
                                    58,292        49,347        58,690
                                  --------      --------      --------
  Operating Income (Loss)......     (5,894)        3,450        (6,857)
                                  --------      --------      --------

  Other (Expense) Income
    Interest...................     (3,776)       (3,968)       (3,915)
    Other......................        469         1,720          (410)
                                  --------      --------      --------
                                    (3,307)       (2,248)       (4,325)
                                  --------      --------      --------

  Income (Loss) Before
    Income Taxes...............     (9,201)        1,202       (11,182)
  Provision (Benefit) for
    Income Taxes...............        200           250        (1,004)
                                  --------      --------      --------

  Net Income (Loss)............   $ (9,401)     $    952      $(10,178)
                                  ========      ========      ========

  Earnings (Loss) Per Share....   $  (1.10)     $    .11      $  (1.20)
                                  ========      ========      ========

  Weighted Average Common
    and Common Equivalent
    Shares Outstanding.........      8,549         8,495         8,490
                                  ========      ========      ========



                      The accompanying notes are an integral
                         part of the financial statements.

  CONSOLIDATED BALANCE SHEETS
  ----------------------------------------------------------------------------
  MORGAN PRODUCTS LTD.

  (in thousands)

                                                     AT DECEMBER 31,
                                           -----------------------------------
                                               1994                1993
                                           -----------------------------------
  ASSETS
  CURRENT ASSETS:
       Cash and cash equivalents........      $  6,195          $  3,454
       Accounts receivable (less allowances
        of $953 in 1994 and $1,448 in 1993)     24,361            32,264
       Inventories (Note 3).............        54,957            62,715
       Other current assets.............           997               922
                                              --------          --------
            Total current assets........        86,510            99,355
                                              --------          --------
  PROPERTY, PLANT AND EQUIPMENT, Net (Note 4)   20,780            27,944
  OTHER ASSETS (Notes 1 and 9)..........         6,018             5,981
                                              --------          --------
                                              $113,308          $133,280
                                              ========          ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
       Current maturities of
        long-term debt (Note 5)........       $  1,205          $    982
       Accounts payable................         11,510            13,492
       Accrued compensation and
        employee benefits...............         8,176             4,021
       Income tax payable..............            203               --
       Other current liabilities.......          3,777             3,635
                                              --------          --------
            Total current liabilities..         24,871            22,130
                                              --------          --------

  LONG-TERM DEBT (Note 5)..............         33,245            46,669
                                              --------          --------

  COMMITMENTS AND CONTINGENCIES (Note 12)

  STOCKHOLDERS' EQUITY: (Note 7)
       Common stock, $.10 par value,
        8,640,713 and 8,496,521 shares
        outstanding, respectively......            864               850
       Paid-in capital.................         33,733            33,021
       Retained earnings...............         21,257            30,658
                                              --------          --------
                                                55,854            64,529
       Treasury stock, 2,386 shares,
         at cost........................           (48)              (48)
       Unearned Compensation -
         restricted stock.................        (614)              --
                                              --------          --------
                                                55,192            64,481
                                              --------          --------

                                              $113,308          $133,280
                                              ========          ========

     The accompanying notes are an integral part of the financial statements.

  CONSOLIDATED STATEMENTS OF CASH FLOW
  ----------------------------------------------------------------------------
  MORGAN PRODUCTS LTD.

  (in thousands)

                                                Year Ended December 31,
                                         ---------------------------------
                                             1994       1993       1992
                                         ---------------------------------

  CASH GENERATED (USED) BY OPERATING
  ACTIVITIES:
   Net income (loss).................    $ (9,401)   $    952    $(10,178)
   Add (deduct) noncash items
    included in income:
    Depreciation and amortization...        4,794       5,055       6,033
    Provision for doubtful accounts.          (54)        697         971
    Deferred income taxes...........          --          --       (3,302)
    Provision for restructuring.....       11,291         --        7,866
    Loss (gain) on sale of property,
     plant and equipment............         (142)     (1,394)         38
    Other...........................           85           6         279
   Cash generated (used) by changes
    in components of noncash working
    capital:
    Accounts  receivable............        7,957      (6,877)        (32)
    Inventories.....................        5,334      (2,273)     (4,682)
    Accounts payable................       (1,982)      2,342       1,459
    Other working capital...........       (3,406)     (1,487)      4,109
                                        ---------    --------    --------

  NET CASH GENERATED (USED) BY OPERATING
  ACTIVITIES:.........................     14,476      (2,979)      2,561
                                        ---------    --------    --------

  CASH GENERATED (USED) BY INVESTING
  ACTIVITIES:
   Acquisition of property, plant
    and equipment..................        (1,173)     (1,946)     (3,339)
   Proceeds from disposal of property,
    plant and equipment.............        4,193       3,759         445
   Acquisition of other assets, net.       (1,581)       (893)     (1,694)
                                        ---------    --------    --------

  NET CASH GENERATED (USED) BY INVESTING
  ACTIVITIES:........................       1,439         920      (4,588)
                                        ---------    --------    --------

  CASH GENERATED (USED) BY FINANCING
  ACTIVITIES:
   Net change in short-term debt.....         999      (5,651)     18,228
   Proceeds from long-term debt......      25,000      11,226      18,365
   Repayments of long-term debt......     (39,200)     (4,250)    (32,276)
   Common stock issued for cash......          27          31          37
                                        ---------    --------    --------

  NET CASH GENERATED (USED) BY
  FINANCING ACTIVITIES:...............    (13,174)      1,356       4,354

                                        ---------    --------    --------

  NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS....................      2,741        (703)      2,327

  CASH AND CASH EQUIVALENTS:
   Beginning of period...............       3,454       4,157       1,830
                                        ---------    --------    --------
   End of period.....................    $  6,195     $ 3,454    $  4,157
                                        =========    ========    ========

  CASH PAID (RECEIVED) DURING THE YEAR FOR:
   Interest..........................    $  3,733     $ 3,598    $  3,820
   Income taxes......................          (9)        149      (1,362)



                      The accompanying notes are an integral
                         part of the financial statements.

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  ----------------------------------------------------------------------------
  MORGAN PRODUCTS LTD.

  (in thousands)

                                                                    UNEARNED
                                                                  COMPENSATION-
                                 COMMON PAID-IN RETAINED TREASURY  RESTRICTED
                                 STOCK  CAPITAL EARNINGS   STOCK     STOCK
                                 ---------------------------------------------

  Balance at December 31, 1991.. $ 849  $32,954  $39,885  $ (48)    $  --
   Net Loss.....................   --      --    (10,178)    --        --
   Other........................   --        37      --      --        --
                                 -----  -------  -------    -----    ------


  Balance at December 31, 1992..   849   32,991   29,707    (48)       --
   Net Income...................   --      --        952     --        --
   Other........................     1       30       (1)    --        --
                                 -----  -------  -------  ------     ------


  Balance at December 31, 1993..   850   33,021   30,658    (48)      --
   Net Loss ....................   --      --     (9,401)    --       --
   Issuance of Restricted Stock.    14      686      --      --      (700)
   Amortization of Unearned
     Compensation...............   --      --        --      --        86
   Other........................   --        26      --      --       --
                                 -----  -------  -------  ------     ------

  Balance at December 31, 1994.. $ 864  $33,733  $21,257  $ (48)     $(614)
                                 =====  =======  =======  ======     ======



                      The accompanying notes are an integral
                         part of the financial statements.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               MORGAN PRODUCTS LTD.

  NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
  ----------------------------------------

     DESCRIPTION OF BUSINESS - Morgan Products Ltd. ("Morgan" or the "Company") manufactures and purchases products (virtually all considered to be millwork) which are sold to the residential and light commercial building materials industry and are used for both new construction and improvements, maintenance and repairs. In view of the nature of its products and the method of distribution, management believes that the Company's business constitutes a single industry segment.

    CONSOLIDATION - The consolidated financial statements include the accounts of all business units of Morgan Products Ltd. All intercompany transactions, profits and balances are eliminated.

    EARNINGS PER SHARE AND SHARE DATA - Earnings per share are computed using the weighted average number of common and, when applicable, common equivalent shares outstanding during the period.

    INVENTORIES - Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

    PROPERTIES - Property, plant and equipment are stated at cost and depreciated on a straight line basis over the estimated useful lives of the assets which generally range from 35 years for buildings, 10 to 20 years for building equipment and improvements, and 5 to 10 years for machinery and equipment. Expenditures which substantially increase value or extend useful life are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

    OTHER ASSETS - Included in other assets are software costs which are amortized over their estimated useful lives and deferred debt issue costs which are amortized over the life of the related debt agreement.

    STATEMENT OF CASH FLOW - The Company considers all highly liquid debt instruments with a maturity of 91 days or less at the time of purchase to be cash equivalents.

  NOTE 2 - PROVISION FOR RESTRUCTURING
  ------------------------------------

    In the fourth quarter of 1993, the Company announced that it had retained the investment banking firm of Dillon, Read & Company, Inc. to help evaluate strategic alternatives for the Company, including the possible sale of its Morgan Manufacturing business unit. In the second quarter of 1994, management further announced that Dillon, Read ended discussions with certain parties, and that the Company had decided to retain and realign the manufacturing business.

    On May 28, 1994, the Company recorded an $11.3 million restructuring charge to cover the cost of closing the Springfield, Oregon plant, the Weed, California Veneer operation and provide for other cost reductions and consolidation within the Company. This charge incorporates the costs of certain personnel actions including severance, outplacement, and relocation; costs of moving, reworking, selling, or writing off inventory; holding costs for idle facilities until they can be sold; and the revaluation of idle assets to estimated net realizable value based on independent appraisal information.

    During the third quarter of 1994, the Company reviewed the charges with respect to matters reserved for in the restructuring and determined that certain estimated costs would not be as high as originally anticipated. However, certain other cost reduction and restructuring actions were approved and provided for during the third quarter which offset the lower expenses originally anticipated. Accordingly, $.4 million of the restructuring reserve was reallocated for the downsizing of two distribution centers, and $.5 million to cover the restructuring and relocation of the Corporate headquarters. Significant reserve components and 1994 activity are as follows (in millions):

                        Reserve     Utilized                   Reserve at
                        at May 28,--------------               December 31,
                          1994    Cash   Noncash Reallocated       1994
                        ---------------------------------------------------
  Employee Benefits(1)  $ 4.8     $(1.7)   --      $(0.4)         $ 2.7
  Inventory(2)            3.7      (0.6) $(1.2)     (0.1)           1.8
  Fixed Assets            1.1       --     --        0.2            1.3
  Holding and Other
    Costs(3)              1.7      (1.4)   --        0.3            0.6
                        -----     -----  -----     -----          -----
                        $11.3     $(3.7) $(1.2)    $ --            $6.4
                        =====     =====  =====     =====          =====

  (1) Costs associated with severance, outplacement and future workers compensation claims due to the closing of the Springfield, Weed Veneer and other facilities.

  (2) Primarily costs associated with inventory that could not be utilized or costs of reworking inventory for use in other facilities due to closing of the Springfield, Weed Veneer and other facilities.

  (3) Costs associated with continuing utility, depreciation and property tax due to the closing of the Springfield, Weed Veneer and other facilities.

    The downsizing of the distribution centers and the closing of the Springfield and Weed Veneer facilities were substantially completed during 1994. All 158 Springfield employees, 29 Weed Veneer employees and 5 Oshkosh employees were terminated. This represented a 25% reduction in workforce at the Manufacturing division. The remaining reserve relates primarily to other cost reductions and consolidation to be taken in 1995 within the Company and the corporate headquarters relocation. By November of 1994, the sale of the Springfield plant and Springfield and Weed Veneer machinery and equipment was completed. The corporate headquarters is being moved to Williamsburg, Virginia in order to reduce occupancy expense, facilitate personnel cost reductions, and locate nearer to the Company's traditional major markets.
  The Company is continuing to evaluate its plans for capacity reduction and consolidation in light of industry trends, current demand and likely growth opportunities.

    During the fourth quarter of 1992, the Company recorded a $7.9 million provision for restructuring. The provision for restructuring includes the writedown of certain idle facilities and equipment to net realizable value, certain costs associated with the rationalization of capacity at the three main door manufacturing facilities and a provision relating to the possible sale of a part or all of its Morgan Technologies software development business unit. During 1993 these idle assets were disposed of at or above their carrying values.

  NOTE 3 - INVENTORIES
  _____________________

    Inventories consisted of the following at (in thousands of dollars):

                                               December 31,
                                       -------------------------
                                         1994              1993
                                       -------------------------

  Raw materials                        $ 9,685           $13,855
  Work-in-process                        5,272             6,043
  Finished goods                        40,000            42,817
                                       -------           -------
                                       $54,957           $62,715
                                       =======           =======

  NOTE 4 - PROPERTY, PLANT AND EQUIPMENT
  --------------------------------------

    Property, plant and equipment consisted of the following at (in thousands of dollars):

                                              December 31,
                                       -----------------------
                                        1994             1993
                                       -----------------------

  Land and improvements                $ 2,765          $ 2,875
  Buildings and improvements            15,593           19,766
  Machinery and equipment               21,948           30,238
  Capitalized building and
     equipment leases                    5,328            5,328
  Less accumulated depreciation
     and amortization                  (24,950)         (30,599)
  Construction in progress                  96              336
                                       -------          -------
                                       $20,780          $27,944
                                       =======          =======

  NOTE 5 - LONG-TERM DEBT
  -----------------------

    Long-term debt consisted of the following at (in thousands of dollars):

                                              December 31,
                                       -----------------------
                                        1994             1993
                                       -----------------------

  Revolving credit facilities          $25,000          $38,200
  Industrial revenue bonds               2,300            1,962
  Obligations under capital leases
    (Note 6)                             3,820            4,223
  Obligations under financing leases     2,306            2,491
  Other                                  1,024              775

                                       -------          -------
                                        34,450           47,651
  Less current maturities               (1,205)            (982)
                                       -------          -------

  Total long-term debt                 $33,245          $46,669
                                       =======          =======

    On July 14, 1994, the Company signed a new revolving credit agreement with Barclays Business Credit Inc. (now part of Shawmut Capital Corporation) which provides for a revolving credit facility of up to $65 million through July 13, 1997, and includes a letter of credit facility of up to $9 million through July 13, 1997. This credit facility is secured by certain accounts receivable, inventories, equipment, real estate and general intangibles of the Company. Available borrowings under the revolving credit facility bear interest at the option of the Company at the prime rate plus an incremental
  1.25 percentage points or at the LIBOR rate plus an incremental 2.75 percentage points. The Company also pays an annual commitment fee of 0.5 percent on the average unused portion of the revolving credit line and certain additional fees.

    The credit facility contains certain covenants including limitations on the acquisition and disposition of assets, on the pledging of assets other than those pledged under the industrial revenue bonds, and the requirement that the Company maintain minimum tangible net worth, leverage and interest coverage ratios. The Company was in full compliance with the restrictions and covenants contained in the credit agreement during the year and at December 31, 1994.

    As of December 31, 1994, the Company had utilized $5.8 million of its $9 million letter of credit facility and had borrowings of $25 million under the revolving credit facility.

    The industrial revenue bond outstanding at December 31, 1994 bears a floating interest rate equal to eighty percent (80%) of the bond equivalent yield applicable to 91-day United States Treasury Bills. There bonds are secured by assets with a book value of $8.9 million and $2.45 million in letters of credit.

    During 1991, the Company entered into a sale-leaseback transaction which, based upon the applicable terms, is accounted for as a financing lease. The term of the agreement is 15 years beginning on December 31, 1991 and expiring on December 29, 2006 with an interest rate of 9.73% annually.

    Future annual maturities and sinking fund requirements of the Company's long-term debt as of December 31, 1994 are presented below (in thousands of dollars):

  1995                                    $  1,205
  1996                                       1,023
  1997                                      26,004
  1998                                         942
  1999                                         998
  Later years                                4,278
                                          --------
                                          $ 34,450
                                          ========

       The recorded value of the Company's debt obligations at December 31, 1994 approximates fair market value.

  NOTE 6 - LEASE OBLIGATIONS
  --------------------------

    Certain leased equipment and distribution facilities have been capitalized by the Company. The Company also leases certain facilities, equipment and vehicles under noncancellable agreements which are operating leases.

    Future minimum lease payments required under long-term leases in effect at December 31, 1994 are as follows (in thousands of dollars):

                             ------------------------------
                             Capital    Operating    Total
                             ------------------------------

  1995                       $   922    $ 4,430     $ 5,352
  1996                           902      3,348       4,250
  1997                           722      1,654       2,376
  1998                           722      1,294       2,016
  1999                           722      1,113       1,835
  Later years                  4,870      1,388       6,258
                             -------    -------     -------
                             $ 8,860    $13,227     $22,087
                                        =======     =======

  Less imputed interest       (5,040)
                             -------

                             $ 3,820
                             =======

    For 1994, 1993, and 1992, rental expense, including usage charges on the long-haul fleet, was $6.6 million, $6.7 million and $6.7 million, respectively.

  NOTE 7 - STOCKHOLDERS' EQUITY
  -----------------------------

    COMMON STOCK - The number of authorized shares of Common Stock is 20,000,000 shares.

    PREFERRED STOCK - The number of authorized shares of Preferred Stock is 5,000,000 shares.

    STOCK OPTION PLAN - In June 1985, the Company adopted a Stock Option Plan which, as amended, provides for, (i) the issuance of incentive stock options at a purchase price approximating the fair market value at the date of grant and (ii) the issuance of non-qualified options at a price determined by the Compensation Committee, a committee of the Board of Directors, which cannot be less than 85% of the market price at the date of grant. In May 1989, the stockholders ratified a proposal that amended the Company's Stock Option Plan to increase from 500,000 to 750,000 the number of shares of Common Stock reserved for issuance under the plan.

    As of December 31, 1994, the Company has set aside 646,800 shares of its Common Stock for the granting of such options. The options granted become exercisable immediately or in two, three, four or five installments from the date of grant, and all of the options granted expire no more than ten years from the date of grant.

    The following table provides summary information regarding stock options under the Stock Option Plan:

                                              1994             1993
                                            --------------------------
  Options outstanding at January 1           583,200          592,200
  Granted(1)                                 492,500             --
  Exercised                                     --               --
  Cancelled(1)                              (461,700)          (9,000)
                                             --------         -------
  Outstanding at December 31(2)              614,000          583,200
                                             =======          =======

  Option price range at December 31      $5.00 -  $9.625    $6.63 - $12.50
  Options exercisable at December 31         327,495          435,064
  Options available for grant
    at December 31                            32,800           63,600

  (1) The 1994 amounts include 150,500 options that were repriced in August 1994 and had original grant dates of May 24, 1990, August 9, 1991 and May 20, 1992.

  (2) Options outstanding at December 31, 1994 and 1993 of 614,000 and 583,200, respectively, consist solely of non-qualified options.

    In May 1992, the stockholders approved the adoption of a Non-employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of non-qualified stock options to purchase 1,000 shares of Common Stock at a purchase price equal to the fair market value at the date of grant upon a non-employee Director's election or re-election to the Board of Directors. An aggregate of 50,000 shares of Common Stock are available for grant under the Director Plan. The options granted become exercisable in three annual installments from the date of grant and all of the options granted expire ten years from the date of grant.

    The following table provides summary information regarding stock options under the Director Plan:

                                                1994         1993
                                             -----------------------

  Options outstanding at January 1              8,000        4,000
  Granted                                       3,000        4,000
  Exercised                                       --           --
  Cancelled                                    (2,000)         --
                                                -----        -----
  Options outstanding at December 31            9,000        8,000
                                                =====        =====

  Option price range at December 31         $5.75-$9.125  $7.75-$9.125
  Options exercisable at December 31              2,997      1,332
  Options available for grant at
    December 31                               41,000        42,000

    On August 19, 1994, the Company issued 140,000 restricted shares of the Company's Common Stock to the Chief Executive Officer. These shares were awarded to a trust of which the Chief Executive Officer is the beneficiary, subject to certain restrictions and forfeiture provisions. The shares vest ratably over a three year period ending August 19, 1997. The restrictions limit the sale or transfer of shares during the restricted period. The trust will immediately vest in the shares of Common Stock upon death, disability or termination of the Chief Executive Officer as described in the plan. The unamortized value of the Common Stock totaling $700,000 was recorded at the date of award based upon the market value of shares as a separate component of stockholders' equity and is being amortized to expense over the three year vesting period.

  On August 19, 1994, the Company also granted the Chief Executive Officer options to purchase 250,000 shares of Common Stock at an exercise price of $5 per share under the Company's stock option plan. This was the fair market value at the date of grant. Vesting in these options will be over a three year period with 62,500 shares or 1/4 vested immediately. This grant is included in the table.

  NOTE 8 - SHARE PURCHASE RIGHTS PLAN
  ------------------------------------

    On March 14, 1989, the Board of Directors of the Company declared a dividend of one share purchase right for each outstanding share of Common Stock. The dividend was payable on March 24, 1989 to shareholders of record on that date. Once exercisable, each right entitles its holder to purchase one share of Common Stock for $70.00 per share (subject to adjustment). The rights are not exercisable until 10 days after an acquiror acquires or obtains the right to acquire 20% of the outstanding Common Stock (the share acquisition date) or 10 days after a tender offer or exchange offer is announced which would cause the offeror to own 25% of the outstanding Common Stock, whichever is earlier.

    At any time prior to the tenth day following the share acquisition date (unless extended), the Company's directors may redeem the rights at a cost of $0.01 per right. Unless so redeemed, the rights will expire March 15, 1999. The Company's directors may amend the rights plan before the rights are exercisable, and thereafter in any manner which does not adversely affect the interests of the rights holders.

  NOTE 9 - EMPLOYEE BENEFIT PLANS
  --------------------------------

    The Company has a profit sharing and 401(k) savings plan for all salaried employees and certain groups of hourly employees. The Company matches fifty percent of participant contributions to the savings plan, in which Company contributions are limited to three percent of the participant's compensation. At the discretion of the Board of Directors, the Company may make an additional contribution, which has been targeted at three percent of each participant's compensation.

    Profit sharing costs and the Company's matching contributions to the employee savings plan charged to operations were $1.1 million, $.6 million and $.7 million for 1994, 1993 and 1992, respectively.

    The Company has pension plans which cover some of its hourly employees. These plans generally provide a stated benefit amount for each year of service. In addition, the Company's former Nicolai subsidiary had two salaried pension plans which were curtailed during 1986 and one hourly pension plan which was curtailed in 1988.

    For the hourly employees not covered by Company pension or profit sharing plans, the Company makes contributions to multi-employer pension plans based on compensable hours worked in accordance with union contracts. Under certain conditions, principally withdrawal from such plans, the Company may have further obligations for pensions with respect to such employees, but the amount thereof, if any, cannot be determined at the present time.

    Net pension expense for 1994, 1993 and 1992 was $119,000, $71,000 and $75,000, respectively. The projected benefit obligations as of December 31, 1994 and December 31, 1993 were $12.0 and $13.2 million respectively. The projected benefit obligation was determined using assumed discount rates of 8.5% and 7.5% at December 31, 1994 and 1993, respectively. The expected long term rate of return on plan assets was 8.5% and 9.5% at December 31, 1994 and 1993, respectively. Net assets available for plan benefits, at fair market value, as of December 31, 1994 and December 31, 1993 were $12.1 and $13.4 million, respectively. Prepaid pension expense at December 31, 1994 and 1993 was $1.9 and $1.8 million, respectively, and is included in other assets in the accompanying consolidated balance sheet.

    Plan assets consist of equity and fixed income securities and insurance annuity contracts. It is the policy of the Company to fund at least the minimum required amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

  NOTE 10 - INCOME TAXES
  ----------------------

    Effective January 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting For Income Taxes". FAS 109 is an asset and liability approach to accounting for deferred income taxes, that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company accounted for income taxes under the FAS 96 asset and liability approach, which gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The adoption of FAS 109 had no material effect on net income in any period.

    The components of the income tax provision (benefit) consisted of the following (in thousands of dollars):

                              Year Ended December 31,
                           ---------------------------
                            1994       1993      1992
                           ---------------------------

  Current:
     Federal               $   -     $   -     $   -
     State                     200       250       192
                           -------   -------   -------
       Total Current          200        250       192
                                     -------   -------

  Deferred:
     Federal                   -         -      (1,196)
     State                     -         -         -
                           -------   -------   -------

       Total Deferred          -         -      (1,196)
                           -------   -------   -------

  Net Income Tax Provision
     (Benefit)             $   200   $   250   $(1,004)
                           =======   =======   =======

    The reconciliation between the U.S. Federal statutory tax rate expressed as a percentage of pre-tax income (loss) and the effective tax rate was as follows:

                                       Year Ended December 31,
                                    --------------------------
                                     1994      1993      1992
                                    --------------------------

  U.S. Federal income tax rate       (34.0)%    34.0%   (34.0)%
  Non-utilization (utilization) of
   operating loss carryforward        33.1     (33.4)    27.0
  State income taxes, net of federal
   benefit                             1.2       5.9      1.1
  Non-deductible items                 1.5       2.5      1.0
  Other                                0.4      11.8     (4.1)
                                      ----      ----     ----
                                       2.2%     20.8%    (9.0)%
                                      ====      ====     ====

       Temporary differences and carryfowards which gave rise to deferred tax assets and liabilities consisted of the following at (in thousands of dollars):

                                         December 31,
                                      ----------------
                                       1994      1993
                                      ----------------

  Gross Deferred Tax Assets:
     Operating loss carryforwards    $ 3,601     3,921
     Accrued expenses and reserves     3,818     1,770
     Postretirement benefits             174       174
     Other                                97        60
                                     -------    ------
                                       7,690     5,925
     Valuation allowance              (6,161)   (3,130)
                                     -------    ------
                                       1,529     2,795
                                     -------    ------
  Gross Deferred Tax Liabilities:
     Depreciation and amortization      (949)   (2,238)
     Pensions                           (580)     (557)
                                     -------    ------
                                      (1,529)   (2,795)
                                     -------    ------
  Net Deferred Tax Asset
     (Liability)                     $     0   $     0
                                     =======   =======

    The 1992 deferred income tax benefit was determined under the liability method of accounting (FAS 96). The major temporary differences which gave rise to the deferred tax balance were depreciation, amortization and certain liabilities which were deductible only when paid. The valuation allowance primarily reflects operating loss carryforwards for which utilization is uncertain.

    As of December 31, 1994, the Company has unused operating loss carryforwards for tax purposes of approximately $10.6 million, which expire in years 2002 through 2008. No benefit for the remaining operating loss carryforwards has been recognized in the consolidated financial statements. Should an ownership change occur, as defined under Section 382 of the Internal Revenue Code, the Company's ability to utilize the operating loss carryforwards would be restricted.

  NOTE 11 - RELATED PARTIES
  -------------------------

    As of December 31, 1994, Saugatuck Capital Company Limited Partnership ("Saugatuck"), and certain members of management, in the aggregate, beneficially owned approximately 24% of the Company's Common Stock. Under certain circumstances Saugatuck controls the voting of these management shares.

  NOTE 12 - COMMITMENTS AND CONTINGENCIES
  ---------------------------------------

    Andersen Corporation ("Andersen"), whose products accounted for 39% of 1994 net sales, distributes its products only through independent distributors such as the Company. The Company and its predecessors have distributed Andersen products for over 39 years; however, the Company's agreement with Andersen provides that Andersen can terminate any of the Company's distributorships at any time upon 60 days notice. A termination or significant modification of the distribution relationship with Andersen could have a material adverse effect on revenues and earnings.

  NOTE 13 - INTERIM FINANCIAL INFORMATION (UNAUDITED)
  ---------------------------------------------------

    Summarized quarterly financial data for 1994 and 1993 are presented below (in thousands, except per share data):

                           1st Quarter             2nd Quarter
                       ------------------     -------------------
                         1994        1993        1994        1993
                       ------------------     -------------------

  Net Sales            $82,803    $94,964     $95,238    $96,205
  Gross Profit          12,844     14,112      13,603     13,704
  Net Income (Loss)       (345)        47     (10,724)       103
  Earnings (Loss)
   per Share           $  (.04)   $   --      $ (1.26)   $   .01

                           3rd Quarter            4th Quarter
                       ------------------     -------------------
                         1994       1993        1994       1993
                       ------------------     -------------------

  Net Sales            $95,139    $106,523    $85,177    $95,010
  Gross Profit          14,030      13,444     11,921     11,537
  Net Income (Loss)      1,448       1,006        220       (204)

  Earnings (Loss)
   per Share           $   .17    $    .12    $   .03    $  (.02)

       The building products industry is seasonal, causing the Company's lowest sales to occur during the first and fourth quarters.

                COMMON STOCK MARKET PRICE RANGE AND DIVIDEND POLICY

       The Common Stock of the Company commenced trading on the New York Stock Exchange on March 7, 1988 (NYSE symbol: MGN). As of March 1, 1995, there were approximately 2,940 holders of record of such Common Stock. The Company currently does not pay cash dividends on its Common Stock. Any payment of future dividends, and the amounts thereof, will be dependent upon the Company's earnings, financial requirements, cash flow and other factors deemed relevant by the Board of Directors.

       The following table sets forth the high and low sale prices of the Company's Common Stock reported in the New York Stock Exchange Consolidated Transaction Reporting System.

                                     High           Low
                                  -----------------------
  1993:
    First Quarter                 $  7-7/8       $  6-3/4
    Second Quarter                   8-1/4          6
    Third Quarter                    7-1/8          6
    Fourth Quarter                   9-1/8          6-1/4

  1994:
    First Quarter                 $  8-7/8       $  5-7/8
    Second Quarter                   6-3/4          4-3/4
    Third Quarter                    5-7/8          4-1/2
    Fourth Quarter                   6-1/4          5

       On March 1, 1995, the closing price of the Common Stock was $6.13.