Form 10-K, Exhibit 13
period 1995-12-31
MORGAN PRODUCTS LTD
filed 1996-03-29
CIK 739790

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

     Working capital at December 31, 1994, was $61.6 million with a ratio of current assets to current liabilities of 3.5 to 1.0, while at December 31, 1993, working capital was $77.2 million with a current ratio of 4.5 to 1.0. The decrease in working capital was partially the result of the provision for restructuring, which increased current liabilities byRESULTS OF OPERATIONS

Year Ended December 31, 1993 vs
Year Ended December 31, 1992

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

     For 1993 the Company reported net income of $1.0 million, or $.11 per share compared to a net loss of $10.2 million, or $1.20 per share in the same period in 1992, on outstanding average shares of 8,494,602 and 8,490,383, respectively. the period ended December 31, 1993 reflected cash used by ating activities of $3.0 million, mainly to support receivables and inventory. Investing activities in 1994 used $2.8 million before the sale of the idle Springfield facility for $3.5 million, compared to 1993 when investing activities used $2.8 million before the proceeds received from the disposal of various property, plant and equipment including the sale of the Shawano, WI facility for $1.9 million. Financing activities used $13.2 million in 1994 to repay debt versus $1.4 million generated during 1993 to finance the higher working capital requirements.

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


/s/ Larry R. Robinette


Larry R. Robinette
President and Chief Executive Officer



/s/ Douglas H. MacMillan

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


/s/ Price Waterhouse LLP

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



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------
MORGAN PRODUCTS LTD.

(in thousands)

                                                                  UNEARNED
                                                                COMPENSATION-
                               COMMON PAID-IN RETAINED TREASURY  RESTRICTED
                               STOCK  CAPITAL EARNINGS   STOCK     STOCK
                               ---------------------------------------------

Balance at December 31, 1991.....     $ 849   $32,954  $39,885  $ (48)$  --
  Net Loss.......................       --       --    (10,178)    --    --
  Other..........................       --         37      --      --     --
                                      -----   -------  -------    ----- -----


Balance at December 31, 1992.....       849    32,991   29,707    (48)   --
  Net Income.....................       --       --        952     --   --
  Other..........................         1        30       (1)    --     --
                                      -----   -------  -------    ----- -----


Balance at December 31, 1993.....       850    33,021   30,658    (48)   --

  Net Loss ......................       --       --     (9,401)    --   --
  Issuance of Restricted Stock...        14       686      --      -- (700)
  Amortization of Unearned
    Compensation.................       --       --        --      --      86
  Other..........................       --         26      --      --     --
                                      -----   -------  -------    ----- -----

Balance at December 31, 1994......    $ 864   $33,733  $21,257  $ (48)$(614)
                                      =====   =======  =======    ===== =====



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