Form 10-K/A, Exhibit 13
period 1995-12-31
MORGAN PRODUCTS LTD
filed 1996-04-12
CIK 739790

MORGAN PRODUCTS LTD.

  FIVE-YEAR SELECTED FINANCIAL DATA

  (In Thousands, Except Per Share Data)


   OPERATING RESULTS                                      Year Ended December 31,
                                              1995      1994        1993        1992       1991

    Net sales   . . . . . . . . . . . .    $338,026   $358,357   $392,702    $387,393    $353,144
    Gross profit  . . . . . . . . . . .      47,463     52,398     52,797      51,833      44,924
    Operating expenses  . . . . . . . .      46,736     58,292     49,347      58,690      53,292
    Operating income (loss) . . . . . .         727     (5,894)     3,450      (6,857)     (8,368)
    Other expense . . . . . . . . . . .      (3,313)    (3,307)    (2,248)     (4,325)     (4,141)
    Income (loss) before income taxes .      (2,586)    (9,201)     1,202     (11,182)    (12,509)
    Net income (loss) . . . . . . . . .    $ (2,682)  $ (9,401)  $    952    $(10,178)   $ (8,131)
    Earnings (loss) per share . . . . .    $   (.30)  $  (1.10)   $    .11   $  (1.20)   $   (.96)
    Weighted average common and common
      equivalent shares outstanding . .       8,644      8,549      8,495       8,490       8,466

    BALANCE SHEET DATA                                         At December 31,
                                              1995      1994        1993        1992       1991

    Working capital   . . . . . . . . .    $  58,674  $  61,639   $ 77,225   $  69,534   $  71,274
    Total assets  . . . . . . . . . . .      109,515    113,308    133,280     130,355     136,003
    Long-term debt, net of cash . . . .       30,439     27,050     43,215      40,257      38,128
    Stockholders' equity  . . . . . . .       52,835     55,192     64,481      63,499      73,640
    Long-term debt, net of cash to
      total capitalization  . . . . . .        36.6%      32.9%       40.1%      38.8%       34.1%
    Return on stockholders' equity  . .       (4.9)%    (15.7)%        1.5%    (14.8)%     (10.5)%

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

  Year Ended December 31, 1995 vs. Year Ended December 31, 1994

       The Company's net sales for 1995 were $338.0 million, representing a decrease of 5.7% from 1994 net sales of $358.4 million. The reduction in net sales was primarily the result of a 9.4% drop in the sales of manufactured products and a 4.0% decline in the sales of distributed products. Management believes that the sales declines are a reflection of the overall weakness in the residential construction and repair and remodeling markets, including the attendant competitive pressures on pricing and margins. Lower wood costs also contributed to a rollback in unit selling prices.

       The Company reported a net loss of $2.6 million or $.30 per share for 1995 compared to a net loss of $9.4 million or $1.10 per share for 1994, on average shares outstanding of 8,643,941 and 8,549,159 respectively. Included in the 1994 results was a net restructuring charge of $11.3 million ($1.32 per share) to cover the cost of closing the Springfield, Oregon plant and the Weed, California veneer operation and to provide for other cost reductions and consolidation within Morgan Products.

       Excluding the $11.3 million restructuring charge for 1994, the Company had income of $1.9 million. The $4.5 million decrease in income from 1994, before the restructuring charge, reflects lower gross profit partially offset by lower operating expenses.

       The gross profit decrease of $4.9 million from 1994 to 1995 was primarily the result of the aforementioned decrease in sales at both the manufacturing and distribution divisions. A $.5 million inventory shortage reflecting management problems which have been corrected at the Virginia distribution center, under absorption of fixed overhead and material substitutions at the manufacturing facilities, and declining sales prices depressed the gross margins at both divisions from 1994 levels. The Company's gross profit as a percentage of net sales receded from 14.6% in 1994 to 14.0% in 1995.

       Operating expenses for 1995 were $46.7 million, or 13.8% of net sales, compared to 1994 operating expenses of $58.3 million, or 16.3% of net sales. Excluding the restructuring charge, 1994 operating expenses were $47.0 million, or 13.1% of net sales. The $.3 million decrease in 1995 from 1994 (excluding the restructuring charge) was achieved despite $1.1 million greater spending for advertising and sales promotion and $.7 million to recruit and relocate a new management team.

       Interest expense and other non-operating income were unchanged from 1994 at $3.3 million, representing 1% of sales in 1995 and .9% of net sales in 1994. Higher debt levels in 1995 were offset by lower borrowing rates.

       The provision for income taxes in both 1995 and 1994 relates to the recording of state taxes. There is no provision for federal taxes in either period given the Company's net operating loss position (see Note 10 of Notes to Consolidated Financial Statements).

  Year Ended December 31, 1994 vs. Year Ended December 31, 1993

       The Company's net sales for 1994 were $358.4 million, representing a decrease of 8.7% from 1993 net sales of $392.7 million. The reduction in net sales was primarily the result of a 13.3% decrease in sales of manufactured products and a 7.5% decrease in sales of distributed products. Management believed that the decline in sales of products distributed by the Company was due to a major supplier's reallocation of sales regions among its network of distributors, and by an anticipated up-front loss of some business as a result of margin improvement programs, which were expected to generate additional profit in 1995 and beyond. Management also believed part of the decline in sales of products manufactured by the Company was due to the ongoing weakness in demand for high quality wood doors in a very cost conscious market. In addition, the manufacturing sales decline reflected the loss of low margin business following the closing of the Springfield, Oregon plant.

       The Company reported a net loss of $9.4 million or $1.10 per share for 1994 compared to net income of $1.0 million or $.11 per share for 1993, on average shares outstanding of 8,549,159 and 8,494,602 respectively. Included in the 1994 results was a net restructuring charge of $11.3 million ($1.32 per share) to cover the cost of closing the Springfield plant and the Weed, California veneer operation and to provide for other cost reductions and consolidation within Morgan Products.

       Excluding the $11.3 million restructuring charge for 1994, the Company had income of $1.9 million. The increase in income from 1993, net of the restructuring charge, was primarily caused by a decrease in operating expenses partially offset by a decrease in gross profit and an increase in other expense.

       The gross profit decrease of $.4 million from 1993 to 1994 was primarily the result of the aforementioned decrease in sales at both the manufacturing and distribution divisions. Partially offsetting this was an improvement in gross margins for products distributed and manufactured. The Company's gross profit as a percentage of net sales improved from 13.4% in 1993 to 14.6% in 1994.

       Operating expenses for 1994 were $58.3 million, or 16.3% of net sales, compared to 1993 operating expenses of $49.3 million, or 12.6% of net sales. Excluding the restructuring charge, 1994 operating expenses were $47.0 million, or 13.1% of net sales. Contributing to the year-to-year decline in operating expenses (excluding the restructuring charge) were decreases in employment-related costs, travel and entertainment, advertising and promotion, and bad debt expenses.

       Other expense increased $1.1 million from 1993 to 1994, primarily due to the 1993 disposition of idle assets in excess of their carrying value by approximately $1.0 million which offset other expense. Interest expense decreased to $3.8 million in 1994 from $4.0 million in 1993 due to lower debt levels throughout 1994. Partially offsetting this was the impact of higher borrowing rates.

       The provision for income taxes in both 1994 and 1993 relates to the recording of state taxes. There was no provision for federal taxes in either period given the Company's net operating loss position (see Note 10 of Notes to Consolidated Financial Statements).

       During 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits." This adoption had no material effect on net income.

  Significant Business Trends / Uncertainties

       Management believes that housing starts have a significant influence on the Company's level of business activity. Housing starts, in turn, are heavily influenced by weather, mortgage interest rates, consumer debt levels and changes in disposable income, employment growth, and consumer confidence. According to an industry source (Cahners Economics), actual single family national housing starts were down 11.7% to 1.058 million in 1995 compared to
  1.198 million in 1994. In the regions where the Company has its largest market presence, the Northeast and Midwest, starts were down 13.7% and 10.5% respectively from 1994 levels. During the year, the housing market improved from its very weak start. The Federal Home Loan Mortgage Corporation 30-year fixed mortgage rate peaked at 9.2% in December 1994. This was the highest level since mid-1988. By February 1995, there was an inventory glut of a 7.2 months supply of new homes unsold. Coupled with inclement weather conditions, these factors resulted in 1995 single family housing starts being down from the prior year by 14.5% through July. Interest rates fell to 7.2% by the end of 1995, the lowest level in 2.5 years. F. W. Dodge projects that "the turnaround, which became pronounced in the fourth quarter of 1995, will continue throughout 1996. The Northeast, after being especially hard hit last year, is set to enjoy especially strong percentage gains in 1996."
  Donaldson, Lufkin & Jenrette is projecting a favorable long-term climate for new housing. "Long-term trendline needs remain 1.5 million per year in this decade...."

       However, management believes that the 1996 market turnaround will be delayed due to unusually harsh weather conditions early in the year.

       Management also believes that the Company's ability to continue to penetrate the residential repair and remodeling markets through sales to home center improvement chains may have a significant influence on the Company's level of business activity. Sales to these customers as a percentage of total sales increased from 29.4% in 1994 to 29.8% in 1995. However, overall sales to these customers declined 4.3% to $101 million in 1995 compared to $105 million in 1994. Management believes this market will continue to be important to the Company.

       Over the prior several years, the cost of lumber, the Company's primary raw material, had increased substantially to record levels. While fir prices at year-end were relatively unchanged from 1994 record levels, the price of pine lumber fell 18.5% and oak 12.8%. Due to intense competitive pricing, this has resulted in reduced selling prices rather than increased profit margins. As a result, the Company is continuing its efforts to expand the utilization, where appropriate, of engineered materials in wood door components and to switch to alternate wood species. In addition, the Company has established reliable offshore material resources. Management believes that these actions may help to improve profit margins.

       During 1994, Andersen Corporation realigned its distribution territories. Management believes that this revision will not materially affect the financial performance of the Company in the long term. However, there was a reduction in sales in 1994, with continuing impact in 1995, due to this realignment. Gross margin improvement on Andersen products partially offset the impact of the lost sales.

       The Company announced on January 23, 1995 that its Board of Directors approved a major investment project that will result in a new and much more efficient approach to door manufacturing. The Company estimates that it will invest up to $6 million in 1995 and 1996 in new machinery and equipment and other process-related improvements associated with the new door manufacturing project. Management believes that this project will give the Company a competitive edge and will provide the Company with opportunities for growth in new and expanded product areas. Significant funds were expended in 1995 for prepayments on equipment and building preparation. Actual delivery and installation of equipment and machinery began in the first quarter of 1996, with full-scale production to commence at the beginning of the third quarter of 1996.

       In the first quarter of 1995, the Company added Morgan National Accounts as an operating business unit which serves large retail chains, marketing and merchandising millwork and specialty building products for Morgan Manufacturing and Morgan Distribution.

  Liquidity and Capital Resources

       The Company's working capital requirements are related to its sales level, which, because of its dependency upon housing starts and the repair and remodeling market, is seasonal and, to a degree, weather dependent. This seasonality affects the need for working capital inasmuch as it is necessary to carry larger inventories and receivables during certain months of the year.

       Working capital at December 31, 1995 was $58.7 million, with a ratio of current assets to current liabilities of 3.8 to 1.0, while at December 31, 1994, working capital was $61.6 million, with a current ratio of 3.5 to 1.0. The decrease in working capital was primarily a result of lower accounts receivable and inventories due to the reduced sales level.

       Long-term debt, net of cash, increased to $30.4 million at December 31, 1995 from $27.1 million at December 31, 1994. The Company's ratio of long-term debt, net of cash, to total capitalization increased from 32.9% at December 31, 1994 to 36.6% at December 31, 1995. This increase was primarily due to additional borrowing required for the aforementioned $6 million capital spending for the door manufacturing equipment and machinery.

       Cash generated by operating activities totaled $2.6 million in 1995. By comparison, the period ended December 31, 1994 reflected cash generated by operations of $14.5 million. The primary causes of the decline in operating cashflow were a $4.5 million lower net income (before the restructuring charge), $.6 million lower depreciation and other noncash expenses in 1995 (excluding the restructuring reserve), and $6.7 less cash generated from the reduction of working capital components. Investing activities in 1995 used $5.8 million, principally for capital spending for door manufacturing machinery and equipment, compared to 1994 when investing activities used $2.8 million before the $4.2 million of proceeds from the disposal of various property, plant and equipment, including the sale of the Springfield facility for $3.5 million. Financing activities generated $2.1 million due to the $3.2 million increase in the revolving line of credit debt and the repayment of $1.1 million of debt. Financing activities used $13.2 million in 1994 to repay debt.

       As discussed in Note 5 of Notes to Consolidated Financial Statements, on July 14, 1994, the Company signed a new $65 million revolving credit agreement. The new agreement should assure the Company adequate capital over the ensuing three years as it moves to expand its core business. At December 31, 1995, $28.2 million of borrowing was outstanding on the revolver. The covenants of the agreement are similar to prior agreements adjusted for the one-time restructuring charge taken in 1994. As a result of lower-than-planned performance, the Company was not in compliance with restrictive bank covenants at July 1, 1995 and again at September 30, 1995. The banks issued a waiver for the first non-compliance. The Company negotiated and executed an amendment to the credit agreement which adjusted the September and ongoing covenants so that they more realistically reflect the current market conditions in which the Company competes. The Company was in compliance with all covenants of the amended credit agreement at December 31, 1995.

  Restructuring of Operations

       A review of the Morgan Manufacturing business unit was undertaken in 1992. At that time, door production capacity was rationalized through reductions in personnel and product line variations, but physical plant available capacity was unchanged. Those actions did not achieve the desired result. In October 1993, the Company announced that the Board of Directors had retained Dillon, Read and Company, Inc., an investment banking firm, to assist the Company in evaluating its strategic alternatives, including the possible sale of Morgan Manufacturing. In the second quarter of 1994, management further announced that Dillon, Read had ended divestiture discussions and that the Company had decided to retain and realign the manufacturing business.

       In early 1994, Morgan Manufacturing continued to experience order volume of approximately 18,000-20,000 doors per week or essentially 50% of plant capacity. While production statistics on a per-door basis continued to show favorable trends in comparison to the prior year and plan, retaining the three main door plant configuration created a high fixed overhead situation. While modestly better than 1993, the level of profitability was substantially below an adequate return and well below the projected operating income which would be generated by operating only two door plants. Consequently, in the second quarter of 1994, the Company decided to shut down the Springfield door and Weed veneer plants and provide for other cost reductions and consolidation within the Company, which resulted in a restructuring charge of $11.3 million. With this action, management expected to more fully utilize manufacturing capacity by having transferred approximately $10 million of door volume from Springfield to the remaining two facilities. The Company is continuing to evaluate its plans for capacity reduction and consolidation in light of industry trends, current demand and likely growth opportunities.

       This 1994 restructuring charge incorporated the costs of certain personnel actions, including severance, outplacement, relocation, and future workers' compensation claims ($4.8 million); costs of moving, reworking, selling, or writing off inventory ($3.7 million); holding costs for idle facilities until sold ($1.7 million); and other revaluations of assets to net realizable value ($ 1.1 million). At the end of 1994, $4.9 million of the original $11.3 million had been used and the closing of the two plants was substantially completed. The remaining reserve related primarily to the other cost reductions and consolidation within the Company.

       During the third quarter of 1994, the Company reviewed the charges reserved for in the original restructuring and determined that certain estimated costs for closing the Weed veneer operations would not be as high as originally anticipated. However, certain other cost reduction and restructuring actions were approved and provided for which offset the lower expenses anticipated to close the Weed veneer facility. Accordingly, $.4 million of the restructuring reserve was reallocated for the downsizing of two distribution centers and $.5 million was reallocated to cover the restructuring and relocation of the corporate headquarters.

       During the first quarter of 1995, management again evaluated its restructuring reserves and determined that certain estimated costs would not be as high as had been expected and adjusted the reserve appropriately. In addition, incremental restructuring activities for Morgan Distribution (as described below) were approved during the first quarter.

       Since his arrival in September 1994, the Company's new Chief Executive Officer and other members of senior management have been evaluating what actions are necessary to improve Morgan Distribution's profitability. A multi-year plan involving necessary management structure changes, a new management information system and future facility requirements was developed. The first phase of this restructuring plan was implemented during the first quarter of 1995. A new organizational structure was announced that eliminated several management positions, including the unit president. The costs of severance and certain other cost reductions were provided for during the first quarter of 1995, which more than offset the lower than originally anticipated expenses of the 1994 restructuring. No charges were made for changes in physical facilities since there will be no actions implemented in 1995 with respect to these.

       During 1995, an additional $2.6 million of the reserve was used, primarily for severance costs and the relocation of the corporate headquarters to Virginia (see Note 2 of Notes to Consolidated Financial Statements).

  Seasonal Nature of Business

       The building products industry is seasonal, particularly in the Northeast and Midwest regions of the United States, where inclement weather during the winter months usually reduces the level of building activity in both the improvement, maintenance and repair market and the new construction market. The Company's lowest sales levels generally occur during the first and fourth quarters. However, the Company's Southeast door manufacturing facility, which serves the more moderate climates, including the West Coast, partially offsets the effect of seasonal influences on the Company's operations.

       The table below sets forth the Company's quarterly net sales during the years ended December 31, 1995 and 1994:

                                            1995                              1994

                                     Net             % of             Net              % of
                                    Sales            Total            Sales            Total

                                  (Millions)                        (millions)
    First Quarter . . . . . . . .   $ 80.7           23.9%           $ 82.8            23.1%
    Second Quarter  . . . . . . .     84.2           24.9              95.2            26.6
    Third Quarter   . . . . . . .     90.7           26.8              95.2            26.6
    Fourth Quarter  . . . . . . .     82.4           24.4              85.2            23.7

    Total Year  . . . . . . . . .   $338.0          100.0%           $358.4           100.0%

    See Note 13 of Notes to Consolidated Financial Statements for further quarterly information.

  CONSOLIDATED INCOME STATEMENTS
  Morgan Products Ltd.
  (in thousands, except per share amounts)

                                                                            Year Ended December 31,

                                                                       1995          1994           1993

                 Net sales    . . . . . . . . . . . . . . . . . . . . $338,026      $358,357      $392,702
                 Cost of goods sold   . . . . . . . . . . . . . . . .  290,563       305,959       339,905
                    Gross profit  . . . . . . . . . . . . . . . . . .   47,463        52,398        52,797

                 Operating expenses:
                    Sales and marketing   . . . . . . . . . . . . . .   35,652        36,251        38,859
                    General and administrative    . . . . . . . . . .   11,033        10,750        10,488
                    Provision for restructuring (Note 2)  . . . . . .       51        11,291             -

                                                                        46,736        58,292        49,347

                 Operating income (loss)  . . . . . . . . . . . . . .      727        (5,894)        3,450

                 Other (expense) income:
                    Interest  . . . . . . . . . . . . . . . . . . . .   (3,763)       (3,776)       (3,968)
                    Other   . . . . . . . . . . . . . . . . . . . . .      450           469         1,720

                                                                        (3,313)       (3,307)       (2,248)

                 Income (loss) before income taxes    . . . . . . . .   (2,586)       (9,201)        1,202
                 Provision for income taxes   . . . . . . . . . . . .       42           200           250

                 Net income (loss)  . . . . . . . . . . . . . . . . .  $(2,628)      $(9,401)         $952

                 Income (loss) per share  . . . . . . . . . . . . . .    $(.30)       $(1.10)         $.11

                 Weighted average common and common
                   equivalent shares outstanding  . . . . . . . . . .    8,644         8,549         8,495



                                 The accompanying notes are an integral part of the financial statements.


  CONSOLIDATED BALANCE SHEETS
  Morgan Products Ltd.
  (in thousands)

                                                                                              At December 31

                                                                                           1995           1994

                     ASSETS
                     CURRENT ASSETS:
                              Cash and cash equivalents   . . . . . . . . . . . . . .    $    5,135     $   6,195
                              Accounts receivable (less allowances of $722 in 1995
                                and $953 in 1994)   . . . . . . . . . . . . . . . . .        20,801        24,361
                              Inventories (Note 3)  . . . . . . . . . . . . . . . . .        53,422        54,957
                              Other current assets  . . . . . . . . . . . . . . . . .           422           997

                                  Total current assets  . . . . . . . . . . . . . . .        79,780        86,510

                     PROPERTY, PLANT AND EQUIPMENT, Net (Note 4)  . . . . . . . . .          23,500        20,780
                     OTHER ASSETS (Notes 1 and 9) . . . . . . . . . . . . . . . . . .         6,235         6,018

                                  TOTAL ASSETS  . . . . . . . . . . . . . . . . . . .      $109,515      $113,308

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     CURRENT LIABILITIES:
                              Current maturities of long-term debt (Note 5)   . . . .   $       954     $   1,205
                              Accounts payable  . . . . . . . . . . . . . . . . . .          11,121        11,510
                              Accrued compensation and employee benefits  . . . . . .         5,625         8,176
                              Income tax payable  . . . . . . . . . . . . . . . . . .           111           203
                              Other current liabilities . . . . . . . . . . . . . . .         3,295         3,777

                                  Total current liabilities . . . . . . . . . . . . .        21,106        24,871

                     LONG-TERM DEBT (Note 5)  . . . . . . . . . . . . . . . . . . . .        35,574        33,245

                     COMMITMENTS AND CONTINGENCIES (Note 12)
                     STOCKHOLDERS' EQUITY: (Note 7)
                              Common stock, $.10 par value, 8,647,483 and 8,640,713 shares
                                outstanding, respectively   . . . . . . . . . . . . .           865           864
                              Paid-in capital   . . . . . . . . . . . . . . . . . . .        33,771        33,733
                              Retained earnings . . . . . . . . . . . . . . . . . . .        18,629        21,257

                                                                                             53,265        55,854

                              Treasury stock, 2,386 shares, at cost   . . . . . . . .           (48)          (48)
                              Unearned compensation-restricted stock  . . . . . . . .          (382)         (614)

                                   Total stockholders' equity . . . . . . . . . . . .        52,835        55,192

                                TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  . . . . .      $109,515      $113,308



                               The accompanying notes are an integral part of the financial statements.

       CONSOLIDATED STATEMENTS OF CASH FLOW
       Morgan Products Ltd.
       (in thousands)

                                                                            Year Ended December 31,

                                                                        1995          1994          1993

             CASH GENERATED (USED) BY OPERATING ACTIVITIES:
               Net income (loss)  . . . . . . . . . . . . . . . .     $ (2,628)    $  (9,401)   $      952
               Add (deduct) noncash items included in income:
                Depreciation and amortization   . . . . . . . . .        3,694         4,794         5,055
                Provision for doubtful accounts   . . . . . . . .          214           (54)          697
                Provision for restructuring   . . . . . . . . . .            8        11,291
                Gain on sale of property, plant and equipment   .          (44)         (142)       (1,394)
                Other   . . . . . . . . . . . . . . . . . . . . .          232            85             6
          Cash generated (used) by changes in components
               of working capital:
                Accounts receivable   . . . . . . . . . . . . . .        3,346         7,957        (6,877)
                Inventories   . . . . . . . . . . . . . . . . . .        1,606         5,334        (2,273)
                Accounts payable  . . . . . . . . . . . . . . . .         (389)       (1,982)        2,342
                Other working capital   . . . . . . . . . . . . .       (3,401)       (3,406)      (1,847)

            NET CASH GENERATED (USED) BY
              OPERATING ACTIVITIES  . . . . . . . . . . . . . . .       2,638         14,476       (2,979)

            CASH GENERATED (USED) BY INVESTING ACTIVITIES:
                Acquisition of property, plant and equipment    .      (5,212)        (1,173)       (1,946)
                Proceeds from disposal of property,
                  plant and equipment   . . . . . . . . . . . . .          117         4,193         3,759
                Acquisition of other assets, net  . . . . . . . .        (720)       (1,581)         (893)

            NET CASH GENERATED (USED) BY
              INVESTING ACTIVITIES  . . . . . . . . . . . . . . .      (5,815)         1,439           920

            CASH GENERATED (USED) BY FINANCING ACTIVITIES:
                Net change in short-term debt   . . . . . . . . .                        999        (5,651)
                Proceeds from long-term debt  . . . . . . . . . .        3,223        25,000        11,226
                Repayments of long-term debt  . . . . . . . . . .       (1,145)      (39,200)       (4,250)
                Common stock issued for cash  . . . . . . . . . .          39            27            31

            NET CASH GENERATED (USED)
              BY FINANCING ACTIVITIES   . . . . . . . . . . . . .        2,117      (13,174)         1,356

            NET INCREASE (DECREASE) IN CASH AND
              CASH EQUIVALENTS  . . . . . . . . . . . . . . . . .       (1,060)        2,741          (703)

            CASH AND CASH EQUIVALENTS:
                Beginning of period   . . . . . . . . . . . . . .       6,195          3,454          4,157
                End of period   . . . . . . . . . . . . . . . . .    $  5,135      $   6,195     $    3,454

            CASH PAID (RECEIVED) DURING THE YEAR FOR:
                Interest    . . . . . . . . . . . . . . . . . . .     $  3,885     $   3,733     $   3,598
                Income taxes  . . . . . . . . . . . . . . . . . .          134           (9)           149



                               The accompanying notes are an integral part of the financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            Morgan Products Ltd.
            (in thousands)

                                                                                                        UNEARNED
                                                                                                      COMPENSATION-
                                                            COMMON   PAID-IN     RETAINED    TREASURY   RESTRICTED
                                                            STOCK    CAPITAL     EARNINGS     STOCK       STOCK

                     Balance at December 31, 1992   . .      $ 849    $ 32,991   $ 29,707      $ (48)     $
                     Net income   . . . . . . . . . . .                               952
                     Other  . . . . . . . . . . . . . .          1          30        (1)          -           -

                     Balance at December 31, 1993   . .        850      33,021     30,658        (48)
                     Net loss   . . . . . . . . . . . .                            (9,401)
                     Issuance of restricted stock   . .         14         686                              (700)
                     Amortization of unearned
                       compensation   . . . . . . . . .                                                       86
                     Other  . . . . . . . . . . . . . .         -           26          -          -           -

                     Balance at December 31, 1994   . .        864      33,733     21,257        (48)       (614)
                     Net loss   . . . . . . . . . . . .                            (2,628)
                     Amortization of unearned
                       compensation   . . . . . . . . .                                                      232
                     Other  . . . . . . . . . . . . . .          1          38          -          -           -

                     BALANCE AT DECEMBER 31, 1995   . .      $ 865    $ 33,771   $ 18,629      $ (48)    $ (382)



                               The accompanying notes are an integral part of the financial statements.

  NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

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

    PROPERTIES AND OTHER ASSETS- Property, plant and equipment are stated at cost and depreciated on a straight line basis over the estimated useful lives of the assets, which generally range from 35 years for buildings, 10 to 20 years for building equipment and improvements, and 5 to 10 years for machinery and equipment. Expenditures which substantially increase value or extend useful life are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

    Included in other assets are software costs, which are amortized over their estimated useful lives, and deferred debt issue costs, which are amortized over the life of the related debt agreement.

    The Company reviews the carrying value of Properties and Other Assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS - Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is discussed in Note 5.

    STATEMENT OF CASH FLOW - The Company considers all highly liquid debt instruments with a maturity of 91 days or less at the time of purchase to be cash equivalents.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

  NOTE 2 - PROVISION FOR RESTRUCTURING

    In the fourth quarter of 1993, the Company announced that it had retained the investment banking firm of Dillon, Read & Company, Inc. to help evaluate strategic alternatives for the Company, including the possible sale of its Morgan Manufacturing business unit. In the second quarter of 1994, management further announced that Dillon, Read ended divestiture discussions and that the Company had decided to retain and realign the manufacturing business.

    On May 28, 1994, the Company recorded an $11.3 million restructuring charge to cover the cost of closing the Springfield, Oregon plant, and the Weed, California veneer operation and to provide for other cost reductions and consolidation within the Company. This charge incorporates the costs of certain personnel actions including severance, outplacement, relocation and future workers' compensation claims; costs of moving, reworking, selling, or writing off inventory; holding costs for idle facilities until they can be sold; and the revaluation of idle assets to estimated net realizable value based on independent appraisal information.

    During the third quarter of 1994, the Company reviewed the charges with respect to matters reserved for in the original restructuring and determined that certain estimated costs would not be as high as originally anticipated. However, certain other cost reduction and restructuring actions were approved and provided for during the third quarter which offset the lower expenses originally anticipated. Accordingly, $.4 million of the restructuring reserve was reallocated for the downsizing of two distribution centers, and $.5 million was reallocated to cover the restructuring and relocation of the corporate headquarters operation.

    During the first quarter of 1995, management again evaluated its restructuring reserves and determined that certain estimated costs would not be as high as had been expected and adjusted the reserve appropriately. In addition, incremental restructuring activities for Morgan Distribution (as described below) were approved during the first quarter.

    Since his arrival in September 1994, the Company's new Chief Executive Officer and other members of senior management have been evaluating what actions are necessary to improve Morgan Distribution's profitability. A multi-year plan involving necessary management structure changes, a new management information system and future facility requirements were developed. The first phase of this restructuring plan was implemented during the first quarter of 1995. A new organizational structure was announced that eliminated several management positions, including the Morgan Distribution president. The costs of severance and certain other cost reductions were provided for during the first quarter of 1995 which more than offset the lower-than-originally-anticipated expenses of the 1994 restructuring. No charges were made for changes in physical facilities since there will be no actions implemented in 1995 with respect to these.


                                               Reserve                                                           Reserve at
                                              at May 28,                    Utilized                              Dec. 31,
                                                 1994              Cash               Noncash     Reallocated       1994

    Employee benefits(1)  . . . . . . .        $ 4.8              $(1.7)              $ -          $ (.4)         $ 2.7
    Inventory(2)  . . . . . . . . . . .          3.7                (.6)               (1.2)         (.1)           1.8
    Fixed assets  . . . . . . . . . . .          1.1                -                   -             .2            1.3
    Holding and other costs(3)  . . . .          1.7               (1.4)                -             .3             .6

    Total restructuring
      reserve . . . . . . . . . . . . .        $11.3              $(3.7)              $(1.2)       $ -            $ 6.4


                                               Reserve                                                           Reserve at
                                             at Dec. 31,                    Utilized                              Dec. 31,
                                                 1994              Cash               Noncash     Reallocated       1995

    Employee benefits(4)  . . . . . . .        $ 2.7              $(2.5)              $ -          $ 1.2          $ 1.4
    Inventory(2)  . . . . . . . . . . .          1.8                -                   -            -              1.8
    Fixed assets  . . . . . . . . . . .          1.3                -                   -            (.9)            .4
    Holding and other
      costs(3)  . . . . . . . . . . . .           .6                (.1)                -            (.3)            .2

    Total restructuring
      reserve . . . . . . . . . . . . .        $ 6.4              $(2.6)              $ -          $ -            $ 3.8

    (1) Costs associated with severance, outplacement and future workers' compensation claims due to the closing of the Springfield, Weed veneer, and other facilities.

    (2) Primarily costs associated with inventory that could not be utilized or costs of reworking inventory for use in other facilities due to closing of the Springfield, Weed veneer, and other facilities.

    (3) Costs associated with continuing utility and property tax due to the closing of the Springfield, Weed veneer, and other facilities.

    (4) Costs associated with severance, outplacement and future workers' compensation claims due to the closing of the Springfield facilities, downsizing at the Morgan Manufacturing division office, and the restructuring of the corporate headquarters.

    The downsizing of the distribution centers and the closing of the Springfield and Weed veneer facilities were substantially completed during 1994. All 158 Springfield employees, 29 Weed veneer employees and 5 Oshkosh employees were terminated. This represented a 25% reduction in workforce at the Morgan Manufacturing division. By November of 1994, the sale of the Springfield plant and Springfield and Weed veneer machinery and equipment was completed. During 1995, the management of both the Morgan Manufacturing and Morgan Distribution divisions was changed and the corporate headquarters was restructured and moved to Williamsburg, Virginia in order to reduce occupancy expense, facilitate personnel cost reductions, and locate closer to the Company's traditional major markets. The Company is continuing to evaluate its plans for capacity reduction and consolidation in light of industry trends, current demand and likely growth opportunities.

  NOTE 3 - INVENTORIES

    Inventories consisted of the following at (in thousands of dollars):


                                                              December 31,

                                                 1995                              1994

    Raw materials . . . . . . . . . . . .       $  9,120                        $  9,685
    Work-in-process   . . . . . . . . . .          6,536                           5,272
    Finished goods  . . . . . . . . . . .         37,766                          40,000

         Total inventories  . . . . . . .        $53,422                         $54,957

  NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following at (in thousands of dollars):


                                                              December 31,

                                                 1995                              1994

    Land and improvements   . . . . . . .       $  2,765                        $  2,765
    Buildings and improvements  . . . . .         16,806                          15,593
    Machinery and equipment   . . . . . .         22,313                          21,948
    Capitalized building and
       equipment leases   . . . . . . . .          5,328                           5,328
    Less accumulated depreciation
       and amortization   . . . . . . . .        (27,705)                        (24,950)
    Construction in progress  . . . . . .          3,993                              96

       Total property, plant and
         equipment  . . . . . . . . . . .       $ 23,500                        $ 20,780

    At December 31, 1995 and 1994, accumulated amortization relating to capitalized building and equipment leases was approximately $4.2 million and $3.6 million respectively.

  NOTE 5 - LONG-TERM DEBT

    Long-term debt consisted of the following at (in thousands of dollars):


                                                              December 31,

                                                 1995                              1994

    Revolving credit facilities . . . . .        $28,223                         $25,000
    Industrial revenue bonds  . . . . . .          2,000                           2,300
    Obligations under capital
      leases (Note 6) . . . . . . . . . .          3,330                           3,820
    Obligations under financing leases  .          2,229                           2,306
    Other . . . . . . . . . . . . . . . .            746                           1,024

                                                  36,528                          34,450
    Less current maturities . . . . . . .           (954)                         (1,205)

         Total long-term debt . . . . . .        $35,574                         $33,245

    On July 14, 1994, the Company signed a new revolving credit agreement with a group of banks which provides for a revolving credit facility of up to $65 million and includes a letter of credit facility of up to $9 million, through July 13, 1997. This credit facility is secured by certain accounts receivable, inventories, equipment, real estate and general intangibles of the Company. Available borrowings under the revolving credit facility bear interest at the option of the Company at the prime rate plus an incremental
  1.25 percentage points or at the LIBOR rate plus an incremental 2.75 percentage points. The Company also pays an annual commitment fee of .5% on the average unused portion of the revolving credit line and certain additional fees. At December 31, 1995, the weighted average interest rate on the outstanding revolving credit facilities was 8.78%.

    The credit facility contains certain covenants including limitations on the acquisition and disposition of assets, on the pledging of assets other than those pledged under the industrial revenue bonds, and the requirement that the Company maintain minimum tangible net worth, leverage, and interest coverage ratios. As a result of lower-than-planned performance, the Company was not in compliance with restrictive bank covenants at July 1, 1995 and again at September 30, 1995. The banks issued a waiver for the first non-compliance. The Company negotiated and executed an amendment to the credit agreement which adjusted the September and ongoing covenants so that they more realistically reflect the current market conditions in which the Company competes. The Company was in compliance with all of the amended credit agreement covenants at December 31, 1995.

    As of December 31, 1995, the Company had utilized $.8 million of its $9 million letter of credit facility and had borrowings of $28.2 million under the revolving credit facility.

    The industrial revenue bond outstanding at December 31, 1995 bears a floating interest rate equal to eighty percent (80%) of the bond equivalent yield applicable to 91-day United States Treasury Bills. These bonds are secured by assets with a book value of $17.5 million and $2.1 million in letters of credit.

    During 1991, the Company entered into a sale-leaseback transaction which, based upon the applicable terms, is accounted for as a financing lease. The term of the agreement is 15 years beginning on December 30, 1991 and expiring on December 29, 2006 with an interest rate of 9.73% annually.

    Future annual maturities of the Company's long-term debt as of December 31, 1995 are presented below (in thousands of dollars):


    1996  . . . . . . . . . . . . . . . . . . . . . $    954
    1997  . . . . . . . . . . . . . . . . . . . . .   29,228
    1998  . . . . . . . . . . . . . . . . . . . . .      942
    1999  . . . . . . . . . . . . . . . . . . . . .      998
    2000  . . . . . . . . . . . . . . . . . . . . .    1,168
    Later years   . . . . . . . . . . . . . . . . .    3,238
    Future annual maturities of long-term debt  . .   36,528

    The carrying value of the Company's debt obligations at December 31, 1995 approximates fair value.

  NOTE 6 - LEASE OBLIGATIONS

    Certain leased equipment and distribution facilities have been capitalized by the Company. The Company also leases certain facilities, equipment and vehicles under noncancelable agreements which are operating leases.

    Future minimum lease payments required under long-term leases in effect at December 31, 1995 are as follows (in thousands of dollars):


                                 Capital         Operating        Total

    1996  . . . . . . . . . . .  $   824          $ 3,369        $ 4,193
    1997  . . . . . . . . . . .      722            2,072          2,794
    1998  . . . . . . . . . . .      722            1,684          2,406
    1999  . . . . . . . . . . .      722            1,377          2,099
    2000  . . . . . . . . . . .      722            1,045          1,767
    Later years   . . . . . . .    4,148              753          4,901

                                   7,860          $10,300        $18,160

    Less imputed interest . . . . (4,530)

         Total lease
           obligations  . . . . .$ 3,330

    For 1995, 1994, and 1993, rental expense, including usage charges on the long-haul fleet, was $6.3 million, $6.6 million, and $6.7 million respectively.

  NOTE 7 - STOCKHOLDERS' EQUITY

    COMMON STOCK - The number of authorized shares of Common Stock is 20,000,000 shares.

    PREFERRED STOCK - The number of authorized shares of Preferred Stock is 5,000,000 shares.

    STOCK OPTION PLAN - In June 1985, the Company adopted a Stock Option Plan which, as amended, provides for (I) the issuance of incentive stock options at a purchase price approximating the fair market value at the date of grant and (II) the issuance of non-qualified options at a price determined by the Compensation Committee, a committee of the Board of Directors, which cannot be less than 85% of the market price at the date of grant. In May 1989, the stockholders ratified a proposal that amended the Company's Stock Option Plan to increase from 500,000 to 750,000 the number of shares of Common Stock reserved for issuance under the plan.

    At the annual meeting in May 1995, the stockholders voted to amend the plan and authorized an additional 150,000 shares of Common Stock be set aside for the granting of options. As of December 31, 1995, the Company has set aside 793,300 shares of Common Stock for the granting of such options. The options granted become exercisable immediately or in two, three, four, or five installments from the date of grant, and all of the options granted expire no more than ten years from the date of grant.

    The following table provides summary information regarding stock options under the Stock Option Plan:


                                                            1995                  1994

    Options outstanding at January 1  . . . .              614,000               583,200
    Granted . . . . . . . . . . . . . . . . .              267,500               492,500
    Exercised . . . . . . . . . . . . . . . .               (3,500)
    Canceled  . . . . . . . . . . . . . . . .             (189,500)             (461,700)
    Outstanding at December 31(1) . . . . . .              688,500               614,000

    Option price range at December 31 . . . .          $5.00-$6.62           $5.00-$9.62
    Options exercisable at December 31  . . .              299,299               327,495
    Options available for grant
      at December 31  . . . . . . . . . . . .              104,800                32,800

    (1) Options outstanding at December 31, 1995 and 1994 of 688,500 and 614,000 respectively, consist solely of non-qualified options.

    In May 1992, the stockholders approved the adoption of a Non-employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of non-qualified stock options to purchase 1,000 shares of Common Stock at a purchase price equal to the fair market value at the date of grant upon a non-employee Director's election or re-election to the Board of Directors. An aggregate of 50,000 shares of Common Stock is available for grant under the Director Plan. The options granted become exercisable in three annual installments from the date of grant, and all of the options granted expire ten years from the date of grant.

    The following table provides summary information regarding stock options under the Director Plan:


                                                              1995                  1994

    Options outstanding at January 1  . . . .                 9,000                 8,000
    Granted   . . . . . . . . . . . . . . . .                 7,000                 3,000
    Exercised . . . . . . . . . . . . . . . .                     -                     -
    Canceled  . . . . . . . . . . . . . . . .                     -               (2,000)

    Options outstanding at December 31  . . .                16,000                 9,000

    Option price range at December 31 . . . .           $5.75-$9.12           $5.75-$9.12
    Options exercisable at December 3 . . . .                 5,997                 2,997
    Options available for grant at
      December 31 . . . . . . . . . . . . . .                34,000                41,000

    On August 19, 1994, the Company issued 140,000 restricted shares of the Company's Common Stock to the Chief Executive Officer. These shares were awarded to a trust of which the Chief Executive Officer is the beneficiary, subject to certain restrictions and forfeiture provisions. The shares vest ratably over a three-year period ending August 19, 1997. The restrictions limit the sale or transfer of shares during the restricted period. The trust will immediately vest in the shares of Common Stock upon death, disability, or termination of the Chief Executive Officer as described in the plan. The unamortized value of the Common Stock totaling $700,000 was recorded at the date of award based upon the market value of shares as a separate component of stockholders' equity and is being amortized to expense over the three-year vesting period.

    On August 19, 1994, the Company also granted the Chief Executive Officer options to purchase 250,000 shares of Common Stock at an exercise price of $5 per share under the Company's Stock Option Plan. This was the fair market value at the date of grant. Vesting in these options will be over a three-year period with 62,500 shares or 25% vested immediately. This grant is included in the table.

  NOTE 8 - SHARE PURCHASE RIGHTS PLAN

    On March 14, 1989, the Board of Directors of the Company declared a dividend of one share purchase right for each outstanding share of Common Stock. The dividend was payable on March 24, 1989 to shareholders of record on that date. Once exercisable, each right entitles its holder to purchase one share of Common Stock for $70.00 per share (subject to adjustment). The rights are not exercisable until 10 days after a tender offer or exchange offer is announced which would cause the offer or to own 25% of the outstanding Common Stock, whichever is earlier.

    At any time prior to the tenth day following the share acquisition date (unless extended), the Company's directors may redeem the rights at a cost of $.01 per right. Unless so redeemed, the rights will expire March 15, 1999. The Company's directors may amend the rights plan before rights are exercisable, and thereafter in any manner which does not adversely affect the interest of the rights holders.

  NOTE 9 - EMPLOYEE BENEFIT PLANS

    The Company has a profit sharing and 401(k) savings plan for all salaried employees and certain groups of hourly employees. The Company matches 50% of participant contributions to the savings plan, with Company contributions limited to 3% of the participant's compensation. At the discretion of the Board of Directors, the Company may make an additional contribution, which has been targeted at 3% of each participant's compensation.

    Profit sharing costs and the Company's matching contributions to the employee savings plan charged to operations were $.4 million, $1.1 million, and $.6 million for 1995, 1994, and 1993 respectively.

    The Company has pension plans which cover some of its hourly employees. These plans generally provide a stated benefit amount for each year of service. In addition, Morgan's former Nicolai Company subsidiary had two salaried pension plans which were curtailed during 1986 and one hourly pension plan which was curtailed in 1988.

    Net pension expense for 1995, 1994, and 1993 was $345,000, $119,000, and
  $71,000 respectively. The projected benefit obligations as of December 31, 1995 and December 31, 1994 were $14.2 million and $12.0 million respectively. The projected benefit obligations were determined using assumed discount rates of 7.5% and 8.5% at December 31, 1995 and 1994 respectively. The expected long-term rate of return on plan assets was 8.5% at both December 31, 1995 and 1994. Net assets available for plan benefits, at fair market value, as of December 31, 1995 and December 31, 1994 were $13.6 million and $12.1 million respectively. Prepaid pension expense at December 31, 1995 and 1994 was $1.8 million and $1.9 million respectively, and is included in other assets in the accompanying balance sheet.

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

  NOTE 10 - INCOME TAXES

    Effective January 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach to accounting for deferred income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company accounted for income taxes under the FAS 96 asset and liability approach, which gave no recognition to future events other than the recovery of assets and the settlement of liabilities at their carrying amounts. The adoption of FAS 109 had no material effect on net income in any period.

    The components of the income tax provision consisted of the following (in thousands of dollars):


                                                   Year Ended December 31,

                                          1995                1994            1993

    Current:
       Federal  . . . . . . . . .         $ (78)             $                $
       State  . . . . . . . . . .            120              200               250

          Total current . . . . .             42              200               250

    Deferred:
       Federal  . . . . . . . . .
       State  . . . . . . . . . .

          Total deferred  . . . .              -                -                 -

    Income tax
      provisions  . . . . . . . .           $ 42            $ 200             $ 250

    The reconciliation between the U.S. Federal statutory tax rate expressed as a percentage of pre-tax income (loss) and the effective tax rate was as follows:


                                                                   Year Ended December 31,

                                                             1995           1994              1993

    U.S. Federal income tax rate  . . . . . .               (34.0)%        (34.0)%            34.0%
    Non-utilization (utilization) of
     operating loss carryforward  . . . . . .                28.6           33.1             (33.4)
    State income taxes, net of federal
      benefit . . . . . . . . . . . . . . . .                 2.1            1.2               5.9
    Non-deductible items  . . . . . . . . . .                 3.5            1.5               2.5
    Other . . . . . . . . . . . . . . . . . .                 1.4             .4              11.8

          Effective tax rate  . . . . . . . .                 1.6%           2.2%             20.8%

    Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following at (in thousands of dollars):


                                                                    December 31,

                                                            1995                  1994

    Gross deferred tax assets:
       Operating loss carryforwards   . . . .             $  5,345              $  3,601
       Accrued expenses and reserves  . . . .                2,457                 3,818
       Post-retirement benefits . . . . . . .                  140                   174
       Other  . . . . . . . . . . . . . . . .                  172                    97

                                                             8,114                 7,690

       Valuation allowance  . . . . . . . . .               (6,779)               (6,161)

                                                             1,335                 1,529

    Gross deferred tax liabilities:
       Depreciation and amortization  . . . .                 (776)                 (949)
       Pensions . . . . . . . . . . . . . . .                 (559)                 (580)

                                                            (1,335)               (1,529)

    Net deferred tax asset  . . . . . . . . .             $      -              $      -

    The valuation allowance primarily reflects operating loss carryforwards for which utilization is uncertain.

    As of December 31, 1995, the Company has unused operating loss carryforwards for tax purposes of approximately $15.7 million, which expire in years 2002 through 2010. No benefit for the remaining operating loss carryforwards has been recognized in the consolidated financial statements. Should an ownership change occur, as defined under Section 382 of the Internal Revenue Code, the Company's ability to utilize the operating loss carryforwards would be restricted.

  NOTE 11 - RELATED PARTIES

    As of December 31, 1995, Saugatuck Capital Company Limited Partnership ("Saugatuck") in the aggregate, beneficially owned approximately 24% of the Company's Common Stock. During 1995, the Company paid Saugatuck $125,000 for services rendered.

  NOTE 12 - COMMITMENTS AND CONTINGENCIES

    Andersen Corporation ("Andersen"), whose products accounted for 40% of 1995 net sales, distributes its products only through independent distributors such as the Company. The Company and its predecessors have distributed Andersen products for over 40 years; however, the Company's agreement with Andersen provides that Andersen can terminate any of the Company's distributorships at any time upon a 60-day notice. A termination or significant modification of the distribution relationship with Andersen could have a material adverse effect on revenues and earnings.

    As of December 31, 1995, the Company had capital expenditure purchase commitments outstanding of approximately $1.6 million.

  NOTE 13 - INTERIM FINANCIAL INFORMATION (UNAUDITED)

    Summarized quarterly financial data for 1995 and 1994 is presented below (in thousands, except for per share data):


                                        1st Quarter              2nd Quarter

                                     1995        1994          1995       1994

    Net sales . . . . . . .        $ 80,664    $ 82,803      $ 84,262   $ 95,238
    Gross profit  . . . . .          11,968      12,844        11,553     13,603
    Net income (loss)   . .            (510)       (345)         (729)   (10,724)
    Earnings (loss)
       per share  . . . . .        $   (.06)   $   (.04)     $   (.08)  $  (1.26)


                                         3rd Quarter              4th Quarter

                                     1995        1994          1995       1994

    Net sales   . . . . . .        $ 90,723    $ 95,139     $  82,377   $ 85,177
    Gross profit  . . . . .          12,445      14,030        11,497     11,921
    Net income (loss)   . .             111       1,448        (1,500)       220
    Earnings (loss)
      per share . . . . . .        $    .01    $    .17     $    (.17)  $    .03

    The building products industry is seasonal, causing the Company's lowest sales to occur during the first and fourth quarters.

  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

       The Common Stock of the Company commenced trading on the New York Stock Exchange on March 7, 1988 (NYSE symbol: MGN). As of March 14, 1996, there were approximately 2,874 holders of record of such Common Stock. The Company currently does not pay cash dividends on its Common Stock. Any payment of future dividends, and the amounts thereof, will be dependent upon the Company's earnings, financial requirements, cash flow and other factors deemed relevant by the Board of Directors. The Company is restricted in its ability to pay dividends through July 13, 1997 by its bank agreements. The following table sets forth the high and low sale prices of the Company's Common Stock reported in the New York Stock Exchange Consolidated Transaction Reporting System.


                                      High           Low

    1994:
      First Quarter   . . . . . . .  $ 8 7/8         $ 5 7/8
      Second Quarter  . . . . . . .    6 3/4           4 3/4
      Third Quarter   . . . . . . .    5 7/8           4 1/2
      Fourth Quarter  . . . . . . .    6 1/4           5

    1995:
      First Quarter   . . . . . . .  $ 6 1/2          $5 3/4
      Second Quarter    . . . . . .    6 7/8           5 3/8
      Third Quarter     . . . . . .    7 3/4           5 5/8
      Fourth Quarter    . . . . . .    7               5 1/4

    On March 1, 1996, the closing price of the Common Stock was $5.38.

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

  Williamsburg, Virginia
  January 25, 1996

  REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Stockholders of Morgan Products Ltd.

    In our opinion, the statements appearing on pages 10 to 18 of this report present fairly, in all material respects, the financial position of Morgan Products Ltd. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   /s/ Price Waterhouse LLP
  Milwaukee, Wisconsin
  January 25, 1996