Form 10-K, Exhibit 13
period 1996-12-31
MORGAN PRODUCTS LTD
filed 1997-03-28
CIK 739790

EXHIBIT 13.1



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Forward Looking Statements

         Various statements made within this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report to Stockholders constitute "forward looking statements" for purposes of the Securities and Exchange Commission's "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 under the Exchange Act. Investors are cautioned that all forward looking statements involve risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission. There can be no assurance that actual results will not differ from the Company's expectations. Factors which could cause materially different results include, among others, the success of consolidation of manufacturing operations; changes in relationships with important suppliers and key customers; the pace of acquisitions; fluctuations in the price of raw materials; and competitive and general economic conditions, such as housing starts.

Results of Operations

Year Ended December 31, 1996 vs. Year Ended December 31, 1995

         The Company's net sales for 1996 were $373.3 million, representing an increase of 10.4% from 1995 sales of $338.0 million. The increase in net sales was primarily the result of the 6.5% increase in the sales of distributed products and the acquisition of Tennessee Building Products ("TBP"). Sales of manufactured products in 1996 decreased by .5% as a consequence of the disruption caused by the consolidation of the Lexington, North Carolina operations into the Oshkosh, Wisconsin facility and the late delivery of the new high-speed door assembly line. Reflecting the temporary lack of capacity, the backlog of orders for manufactured products at December 31, 1996 was 47.7% greater than at December 31, 1995. Management believes that the sales increase for distributed products is a reflection of market share gains, as well as the high level of single family housing starts. Single family starts were 10.1% higher in 1996 than the average for the 1991-1995 five-year period.

         The Company reported net income of $.3 million or $.03 per share for 1996 compared to a net loss of $2.6 million or $.30 per share for 1995, on average shares outstanding of 8,829,622 and 8,643,941 respectively. Included in the 1996 results was a restructuring charge of $4.7 million to cover the cost of closing the Lexington, North Carolina facility and consolidating operations into Oshkosh, Wisconsin ($.53 per share). See Restructuring of Operations below.

         Excluding the $4.7 million restructuring charge for 1996, the Company had income of $5.0 million. The $7.6 million improvement in income from 1995, before the restructuring charge, reflects the higher sales volume, improved gross profit margin, and the acquisition of Tennessee Building Products.

         The gross profit increase of $8.0 million from 1995 to 1996 was primarily the result of the aforementioned increase in sales at the distribution division and the acquisition of Tennessee Building Products. 1996 manufacturing division gross margins were reduced by a $.9 million inventory shortage created by factors associated with the plant consolidation and the pressures to adequately service customer needs. These negative factors were more than offset by lower material and overhead costs. The Company's gross profit as a percentage of net sales rose from 14.0% in 1995 to 14.8% in 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

         Operating expenses for 1996 were $52.2 million, or 14.0% of net sales, compared to 1995 operating expenses of $46.7 million, or 13.8% of net sales. Excluding the restructuring charge, 1996 expenses were $47.5 million or 12.7% of net sales. The increase in operating expenses, which was due to the acquisition of Tennessee Building Products and higher bonus and profit sharing costs, was partially offset by the closing of the Lexington facility and lower costs for salaries, fringe benefits, employee relocation, travel, entertainment, sales promotion, and advertising costs.

         Interest and other non-operating expenses were unchanged from 1995 at $3.3 million, representing .9% of net sales in 1996 and 1.0% of net sales in 1995. The 1996 interest expense was favorably impacted by the capitalization of $.4 million of interest costs associated with the new high-speed door manufacturing line. Higher debt levels in 1996 were mostly offset by lower interest rates.

         The provision for income taxes in both 1996 and 1995 relates principally to the recording of state taxes. In 1996 and 1995, the state tax provision was offset fully and partially, respectively, by the recognition of a tax benefit related to the amendment of prior year federal tax returns. See Note 10 to Consolidated Financial Statements.

Year Ended December 31, 1995 vs. Year Ended December 31, 1994

         The Company's net sales for 1995 were $338.0 million, representing a decrease of 5.7% from 1994 net sales of $358.4 million. The reduction in net sales resulted from a 9.4% drop in the sales of manufactured products and a 4.0% decline in the sales of distributed products. Management believes that the sales declines were a reflection of the overall weakness in the residential construction and repair and remodeling markets, including the attendant competitive pressures on pricing and margins. Lower wood costs also contributed to a rollback in unit selling prices.

         The Company reported a net loss of $2.6 million or $.30 per share for 1995 compared to a net loss of $9.4 million or $1.10 per share for 1994, on average shares outstanding of 8,643,941 and 8,549,159 respectively. Included in the 1994 results was a net restructuring charge of $11.3 million ($1.32 per share) to cover the cost of closing the Springfield, Oregon plant, the Weed, California veneer operation and to provide for other cost reductions and consolidation within Morgan Products.

         Excluding the $11.3 million restructuring charge for 1994, the Company had net income of $1.9 million. The $4.5 million decrease in net income from 1994, before the restructuring charge, reflected lower gross profit partially offset by lower operating expenses.

         The gross profit decrease of $4.9 million from 1994 to 1995 was primarily the result of the aforementioned decrease in sales at both the manufacturing and distribution divisions. A $.5 million inventory shortage reflecting management problems, which have been corrected, at the Virginia distribution center, under absorption of fixed overhead, material substitutions at the manufacturing facilities, and declining sales prices depressed the gross margins at both divisions from 1994 levels. The Company's gross profit as a percentage of net sales receded from 14.6% in 1994 to 14.0% in 1995.

         Operating expenses for 1995 were $46.7 million, or 13.8% of net sales, compared to 1994 operating expenses of $58.3 million, or 16.3% of net sales. Excluding the restructuring charge, 1994 operating expenses were $47.0 million, or 13.1% of net sales. The $.3 million decrease in 1995 from

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

1994 (excluding the restructuring charge) was achieved despite $1.1 million greater spending for advertising and sales promotion and $.7 million to recruit and relocate a new management team.

         Interest expense and other non-operating income were unchanged from 1994 at $3.3 million, representing 1.0% of sales in 1995 and .9% of net sales in 1994. Higher debt levels in 1995 were offset by lower borrowing rates.

         The provision for income taxes in both 1995 and 1994 relates principally to the recording of state taxes. There was no provision for federal taxes in either period given the Company's net operating loss position. However, in 1995, the state tax provision was partially offset by the recognition of a tax benefit related to the amendment of prior year federal tax returns. See Note 10 to Consolidated Financial Statements.

Significant Business Trends/Uncertainties

         Management believes that housing starts have a significant influence on the Company's level of business activity. Currently available industry data suggests that housing starts for single family dwellings improved in 1996 over 1995, particularly in the Midwest region. F.W. Dodge has reported that single family housing starts were 8% higher than in 1995 for the U.S. as a whole and total residential construction activity in the Midwest, where the Company has a significant percentage of its sales, was 16% higher. No assurances can be given, however, that this improvement will continue, or that single family housing starts will not decline.

         Management also believes that the Company's ability to continue to penetrate the residential repair and remodeling markets through sales to home center chains may have a significant influence on the Company's level of business activity. Management believes this market will continue to grow in importance to the Company. Sales to these customers as a percentage of total sales decreased from 27.8% in 1995 to 25.5% in 1996 on a $1.1 million, or 1.2%, increase in dollar volume. Management further believes that in certain areas of the United States, sales by distributors directly to the end-user may over time replace, as the primary channel of distribution, the distribution method of selling to the retail dealer, who then sells to the end-user. The company intends to respond aggressively to such changes in distribution methods, including, where opportunities permit, through the acquisition of distribution businesses that sell directly to the end-user.

         In the past, raw material prices have fluctuated substantially for pine and fir lumber. Fir prices at 1996 year-end remained at record high levels, while pine lumber prices, after having declined by 18.5% during 1995, increased 26.2% from the 1995 year-end price. As a result, the Company continues its efforts to expand the utilization, where appropriate, of engineered materials in wood door components and to switch to alternate wood species. In addition, the Company has established new offshore sources of raw material. Management believes that these actions, together with aggressive pricing increases where competitive factors allow, will partially offset the impact of the high cost of raw material.

         In order to expand its capacity to meet anticipated demand and to reduce its costs of production, the Company is installing a new high-speed door assembly line at its Oshkosh facility. Delivery and installation of the new line was completed during the first quarter of 1997. The high-speed door assembly line is operational and in the process of fine-tuning and increasing optimization. A performance shortfall

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

could have a detrimental impact, both on the short-term profitability of the Company and on its long-term ability to service and retain key customers. Lead-times for standard items rose from three weeks to eight weeks after the cessation of operations in Lexington, North Carolina. Lead-times on certain special items were significantly longer. Management believes that the efficient operation of the high-speed door assembly line is critical to reducing lead-times to acceptable levels and satisfying customers.

         An important part of the Company's strategic plan is to expand its distribution capabilities, particularly in the Southeast and Southwest, or in other areas, if attractive opportunities are presented. In August 1996, the Company acquired substantially all of the business and assets of Tennessee Building Products, a regional millwork and specialty building products distributor and light manufacturer headquartered in Nashville, Tennessee. With the TBP acquisition, the Company expanded its operations to include Nashville and Chattanooga, Tennessee; Charlotte, North Carolina; Greenville, South Carolina; and Huntsville, Alabama.

         Recently, Andersen Corporation ("Andersen") decided to sell its FibrexTM window systems through Renewal by AndersenSM retail stores which are aimed at the replacement window buyer. These retail stores, will be devoted exclusively to the promotion and sale of FibrexTM window systems, with the stores being established in various areas throughout the country and principally owned and operated by independent distributors. Andersen has designated the Company to open one of the first such stores in Overland Park, Kansas. FibrexTM is a proprietary material developed by Andersen that is made of a composite of wood fibers and vinyl and is considered to be superior in certain characteristics to pure vinyl core window systems. In the event the Kansas location is successful, the Company and Andersen may consider establishing additional stores.

         As the final major element of its strategic initiatives, the Company is committed to improving its management information systems. A new Company-wide integrated management information system has been selected and is in the process of implementation. The Company has approved a total capital expenditure of $3.4 million for the new management information system project, which will be financed through a combination of capital leases and borrowings under the Company's revolving line of credit. Upon completion of this project, the Company will have achieved significant progress in meeting its goal of being the industry leader in customer-friendly order processing and fulfillment systems, as well as having contributed to substantial internal cost savings.

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

         Working capital at December 31, 1996 was $77.1 million, with a ratio of current assets to current liabilities of 3.5 to 1.0, while at December 31, 1995 working capital was $58.7 million, with a current ratio of 3.8 to 1.0. The increase in working capital was primarily a result of the acquisition of Tennessee Building Products and higher accounts receivable and inventories due to the elevated sales level and a temporary increase in manufacturing inventory during the consolidation of manufacturing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

         Long-term debt, net of cash, increased to $47.4 million at December 31, 1996 from $30.4 million at December 31, 1995. The Company's ratio of long-term debt, net of cash, to total capitalization increased from 36.6% at December 31, 1995 to 43.3% at December 31, 1996. This increase was primarily due to additional borrowing required for the aforementioned increase in working capital and to partially finance the acquisition of Tennessee Building Products. The increase in this ratio was partially offset by the proceeds received from the Company's public Common Stock offering in November 1996.

         Cash used by operating activities totaled $7.9 million in 1996. However, prior to cash used for restructuring of $5.4 million, cash used by operating activities totaled only $2.5 million. By comparison, the period ended December 31, 1995 reflected cash generated by operations prior to cash used for restructuring of $5.2 million. The 1996 decrease primarily resulted from increases in accounts receivable and inventories related to the increase in net sales and the temporary inventory increase by Morgan Manufacturing. Investing activities in 1996 used $15.6 million, principally for capital spending for door manufacturing and $15.7 million for the acquisition of Tennessee Building Products, with reductions coming from the $4.7 million proceeds from the sale of property, plant and equipment, which consisted primarily of the Lexington facility, and $.9 million proceeds from the surrender of life insurance policies. Investing activities in 1995 used $5.8 million, primarily for capital spending for door manufacturing machinery and equipment. Financing activities generated $19.8 million of cash in 1996, with a $13.0 million increase in the revolving line of credit debt, the repayment of $1.8 million of debt, and $8.6 million net proceeds from the Company's public Common Stock offering. Financing activities in 1995 generated $2.1 million of cash from additional borrowings, net of debt repayments.

         The Company maintains a credit agreement with a group of banks which provides for a revolving credit facility of up to $65 million through July 13, 1998, and includes a letter of credit facility of up to $9 million through July 13, 1998. At December 31, 1996, $41.2 million of borrowings were outstanding on the revolver. During the second quarter of 1996, the Company and the lenders signed an amendment extending the then existing agreement to 1998, with terms similar to, or more favorable to, the Company than those previously in effect. Two subsequent amendments were required in the second half of 1996 to alter restrictive covenants and security agreements as a consequence of the acquisition of Tennessee Building Products. In 1997, an additional amendment was entered into to modify certain definitions and restrictive covenants. The credit agreement requires the Company, among other things, to maintain minimum tangible net worth and interest coverage ratios and a maximum leverage ratio. The Company was in compliance with all covenants of the amended credit agreement at December 31, 1996.

         The Company believes that it has adequate financial flexibility to pursue attractive acquisition candidates, although additional financing may be required, depending upon the size of the acquisitions.

Restructuring of Operations

         Since 1994, the Company has adopted a comprehensive strategic plan to restore profitability and regain industry leadership by providing customers with quality products and optimum service at the best price/value relationship. The Company has taken a series of major initiatives to implement this plan and respond to continuing challenges in the industry. At Morgan Manufacturing, the Company has consolidated all of its door manufacturing operations into its
Oshkosh facility and has committed approximately $6 million in capital expenditures for a new high-speed door assembly line. In addition, management is committed to controlling manufacturing costs, achieving substantial savings through

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

innovative raw material purchasing and manufacturing practices, and developing a more customer-focused business approach. The Company believes that its relationship with Andersen has improved in recent years. At Morgan Distribution, the Company has strengthened its business through a broad series of operating initiatives and plans to achieve additional growth both through its existing operations and by acquisition, as opportunities permit. Primarily as a result of the implementation of its strategic plan, the Company has incurred substantial restructuring charges. See Note 2 to Consolidated Financial Statements. In 1994 and 1995, the Company incurred $11.3 million and $51,000 in restructuring charges, respectively, to cover the costs of closing the Company's Springfield, Oregon door and Weed, California veneer plants, the downsizing of Morgan Manufacturing, Company-wide management structure changes (including terminations and the elimination of certain positions), the restructuring of the Morgan Distribution operations, the relocation of the Company's corporate headquarters, and other cost reduction and consolidation actions.

         In the second quarter of 1996, the Company sold its Lexington, North Carolina door manufacturing facility. The entire line of doors previously manufactured in Lexington was shifted to the Company's Oshkosh door manufacturing facility. The Company recorded an additional restructuring charge in the second quarter of 1996 of $881,000, of which $356,000 related to the sale of the Lexington facility and the consolidation of door manufacturing operations into the Oshkosh facility, and the balance of which was used to cover incremental costs related to the Springfield and Weed plant closings and the reorganization of the management structure at Morgan Manufacturing. In the third and fourth quarters of 1996, the Company recorded additional restructuring charges of $3.8 million related to the closing of the Lexington plant and the consolidation of manufacturing operations in Oshkosh. These charges were $.8 million higher than the higher end of the range previously estimated by the Company due to additional labor, materials handling, and shipping and logistical costs incurred as a result of increasing production levels at the Oshkosh facility to nearly double fourth quarter 1995 requirements. Such increased output at Oshkosh was necessary to meet current demand as well as to replace door output previously generated at Lexington. The increased production requirement and related inefficiencies encountered by the Company due to the consolidation process have also resulted in increased lead times to fill orders.

         Management believes that with the installation and start-up of the new high-speed door assembly line at the Oshkosh facility, which occurred in the first quarter of 1997, such lead time increases will be reversed and, in fact, that normal lead times may be reduced by up to two weeks. When the new high-speed door assembly line is fully operational, management believes that the Oshkosh facility will be operating at approximately 70% of capacity, based upon current production levels. The consolidation of all door manufacturing at a single facility is believed to offer the Company significant cost savings as well as providing customers with the advantage of purchasing a full range of solid wood door products and wood species from a single manufacturing facility. The Company expects to incur additional restructuring costs in the first quarter of 1997 of as much as $500,000 to bring lead times back to within acceptable ranges.

Seasonal Nature of Business

         The building products industry is seasonal, particularly in the Northeast and Midwest regions of the United States, where inclement weather during the winter months usually reduces the level of building activity in both the improvement, maintenance and repair market and the new construction market. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

Company's lowest sales levels generally occur during the first and fourth quarters. Since a high percentage of the Company's overhead and expenses are relatively fixed throughout the year, profits tend to be lower in quarters with lower sales. However, the Company's acquisition of Tennessee Building Products, which serves more moderate climates, should partially offset the effect of seasonal influences on the Company's operations.

         The table below sets forth the Company's quarterly net sales (excluding the Tennessee Building Products partial year) for the years ended December 31, 1996 and 1995:

                                                                1996                                     1995
                                             -----------------------------------------------------------------------------------
                                                      Net                 % of                 Net                 % of
                                                     Sales                Total               Sales                Total
                                             -----------------------------------------------------------------------------------
                                                             (millions)                               (millions)
First Quarter...............................         $ 74.5               20.9%               $ 80.7               23.9%
Second Quarter .............................           95.2               26.8                  84.2               24.9
Third Quarter...............................           93.2               26.2                  90.7               26.8
Fourth Quarter..............................           92.8               26.1                  82.4               24.4
                                             -----------------------------------------------------------------------------------
Total Year..................................         $355.7              100.0%               $338.0              100.0%
                                             ===================================================================================

         See Note 14 to Consolidated Financial Statements for further quarterly information.

CONSOLIDATED INCOME STATEMENTS


         (in thousands, except per share data)                            MORGAN PRODUCTS LTD.
---------------------------------------------------------------------------------------------------------------------

                                                                           Year Ended December 31,
                                                       --------------------------------------------------------------
                                                                1996                1995                 1994
---------------------------------------------------------------------------------------------------------------------

Net sales.............................................        $373,345            $338,026             $358,357
Cost of goods sold....................................         317,917             290,563              305,959
                                                       --------------------------------------------------------------
   Gross profit.......................................          55,428              47,463               52,398
                                                       --------------------------------------------------------------
Operating expenses:
   Sales and marketing................................          35,687              35,652               36,251
   General and administrative.........................          11,793              11,033               10,750
   Restructuring (Note 2).............................           4,712                  51               11,291
                                                       --------------------------------------------------------------
                                                                52,192              46,736               58,292
                                                       --------------------------------------------------------------
Operating income (loss)...............................           3,236                 727               (5,894)
                                                       --------------------------------------------------------------

Other income (expense):
   Interest...........................................          (3,485)             (3,763)              (3,776)
   Other..............................................             220                 450                  469
                                                       ---------------------------------------------------------------
                                                                (3,265)             (3,313)              (3,307)
                                                       ---------------------------------------------------------------
Income (loss) before income taxes.....................             (29)             (2,586)              (9,201)
Provision (benefit) for income taxes..................            (327)                 42                  200
                                                       ---------------------------------------------------------------
Net income (loss).....................................        $    298            $ (2,628)            $ (9,401)
                                                       ===============================================================
Income (loss) per share...............................        $    .03            $   (.30)            $  (1.10)
                                                       ===============================================================
Weighted average common and common
   equivalent shares outstanding......................           8,830               8,644                8,549
                                                       ===============================================================


         The  accompanying   notes  are  an  integral  part  of  the financial statements.

CONSOLIDATED BALANCE SHEET


         (in thousands, except shares outstanding)                         MORGAN PRODUCTS LTD.
---------------------------------------------------------------------------------------------------------------------

                                                                              At December 31,
                                                                  ---------------------------------------
                                                                          1996               1995
                                                                  ---------------------------------------
Assets
Current Assets:
  Cash and cash equivalents.......................................       $  1,467           $  5,135
  Accounts receivable (less allowances of $1,622 in 1996 and
     $722 in 1995)................................................         32,559             20,801
  Inventories (Note 4)............................................         73,683             53,422
  Other current assets............................................            632                422
                                                                  ---------------------------------------
     Total current assets.........................................        108,341             79,780
                                                                  ---------------------------------------
Property, Plant and Equipment, Net (Note 5).......................         23,137             23,500
Other Assets (Notes 1 and 9)......................................         10,638              6,235
  Total Assets....................................................       $142,116           $109,515
                                                                  ---------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities:
  Current maturities of long-term debt (Note 6) ..................       $  1,136           $    954
  Accounts payable................................................         19,449             11,121
  Accrued compensation and employee benefits......................          6,219              5,625
  Income tax payable..............................................             --                111
  Other current liabilities.......................................          4,449              3,295
                                                                  ---------------------------------------
     Total current liabilities....................................         31,253             21,106
                                                                  ---------------------------------------
Long-Term Debt (Note 6)...........................................         48,880             35,574
                                                                  ---------------------------------------

Commitments and Contingencies (Note 12)
Stockholders' Equity (Note 8):
  Common stock, $.10 par value, 10,149,816 and 8,647,483
     shares outstanding, respectively.............................          1,015                865
  Paid-in capital.................................................         42,237             33,771
  Retained earnings...............................................         18,927             18,629
                                                                  ---------------------------------------
                                                                           62,179             53,265
  Treasury stock, 2,386 shares, at cost...........................            (48)               (48)
  Unearned compensation - restricted stock........................           (148)              (382)
                                                                  ---------------------------------------
     Total stockholders' equity...................................         61,983             52,835
                                                                  ---------------------------------------
  Total Liabilities and Stockholders' Equity......................       $142,116           $109,515
                                                                  =======================================

         The  accompanying   notes  are  an  integral  part  of  the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


  (in thousands)                                                                    MORGAN PRODUCTS LTD.
------------------------------------------------------------------------------------------------------------------------

                                                                                Year Ended December 31,
                                                                    ------------------------------------------------
                                                                           1996            1995           1994
                                                                    ------------------------------------------------
Cash Generated (Used) by
  Operating Activities:
  Net income (loss).................................................      $   298         $(2,628)       $(9,401)
  Add (deduct) noncash items included in income:
     Depreciation and amortization..................................        3,571           3,694          4,794
     Provision for doubtful accounts................................          139             214            (54)
     Provision for restructuring....................................          881               8         11,291
     Loss (gain) on sale of property, plant and equipment...........           58             (44)          (142)
     Other..........................................................          234             232             85
  Cash generated (used) by changes in components of
    working capital, net of effects of acquisition of business:
     Accounts receivable............................................       (5,081)          3,346          7,957
     Inventories....................................................      (12,747)          1,606          5,334
     Accounts payable...............................................        6,450            (389)        (1,982)
     Other working capital..........................................       (1,706)         (3,401)        (3,406)
                                                                    ------------------------------------------------
Net Cash Generated (Used) by
  Operating Activities..............................................       (7,903)          2,638         14,476
                                                                    ------------------------------------------------
Cash Generated (Used) by
  Investing Activities:
     Acquisition of property, plant and equipment...................       (3,912)         (5,212)        (1,173)
     Acquisition of Tennessee Building Products.....................      (15,680)             --             --
     Proceeds from disposal of property, plant and equipment........        4,654             117          4,193
     Proceeds from surrender of life insurance policies.............          925              --             --
     Acquisition of other assets, net...............................       (1,598)           (720)        (1,581)
                                                                    ------------------------------------------------
Net Cash Generated (Used) by Investing Activities...................      (15,611)         (5,815)         1,439
                                                                    ------------------------------------------------
Cash Generated (Used) by Financing Activities:
     Net change in short-term debt..................................           --              --            999
     Proceeds from long-term debt...................................       13,018           3,223         25,000
     Repayments of long-term debt...................................       (1,788)         (1,145)       (39,200)
     Common stock issued for cash...................................        8,616              39             27
                                                                    ------------------------------------------------
Net Cash Generated (Used) by Financing Activities...................       19,846           2,117        (13,174)
                                                                    ------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents................       (3,668)         (1,060)         2,741
Cash and Cash Equivalents:
     Beginning of year..............................................        5,135           6,195          3,454
                                                                    ------------------------------------------------
     End of year....................................................      $ 1,467         $ 5,135        $ 6,195
                                                                    ================================================
Cash Paid (Received) During the Year for:
     Interest.......................................................      $ 3,789         $ 3,885        $ 3,733
     Income taxes...................................................         (192)            134             (9)
Non-Cash Investing Activities:
     Purchase of assets under capital lease.........................      $ 1,505         $    --     $       --


         The  accompanying  notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


  (in thousands)                                                                    MORGAN PRODUCTS LTD.
---------------------------------------------------------------------------------------------------------------------

                                                                                                                 Unearned
                                                                                                              Compensation-
                                             Common          Paid-in         Retained        Treasury           Restricted
                                              Stock          Capital         Earnings          Stock              Stock
                                        -----------------------------------------------------------------------------------------

Balance at December 31, 1993...........      $  850          $33,021         $30,658         $ (48)             $   --
Net loss...............................          --               --          (9,401)           --                  --
Issuance of restricted stock...........          14              686              --            --                (700)
  Amortization of unearned
  compensation.........................          --               --              --            --                  86
Other..................................          --               26              --            --                  --
                                        -----------------------------------------------------------------------------------------


Balance at December 31, 1994...........         864           33,733          21,257           (48)               (614)
Net loss...............................          --               --          (2,628)           --                  --
  Amortization of unearned
  compensation                                   --               --              --            --                 232
Other..................................           1               38              --            --                  --
                                        -----------------------------------------------------------------------------------------


Balance at December 31, 1995...........         865           33,771          18,629           (48)               (382)
Net income.............................          --               --             298            --                  --
Public offering of stock...............         150            8,452              --            --                  --
  Amortization of unearned
  compensation.........................          --               --              --            --                 234
Other..................................          --               14              --            --                  --
                                        -----------------------------------------------------------------------------------------
Balance at December 31, 1996...........      $1,015          $42,237         $18,927         $ (48)             $ (148)
                                        =========================================================================================


         The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------

Note 1: Significant Accounting Policies

         DESCRIPTION OF BUSINESS-Morgan Products Ltd. ("Morgan" or the "Company") manufactures and purchases products (virtually all considered to be millwork) which are sold to the residential and light commercial building materials industry and are used for both new construction and improvements, maintenance and repairs. In view of the nature of its products and the method of distribution, management believes that the Company's business constitutes a single industry segment.

         CONSOLIDATION-The   consolidated   financial   statements  include  the
accounts of all business units of Morgan Products Ltd. All intercompany transactions, profits and balances are eliminated.

         USE OF ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

         EARNINGS PER SHARE AND SHARE DATA-Earnings per share are computed using the weighted average number of common and, when applicable, common equivalent shares outstanding during the period.

         INVENTORIES-Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

         PROPERTIES AND OTHER ASSETS-Property, plant and equipment are stated at cost and depreciated on a straight line basis over the estimated useful lives of the assets, which generally range from 35 years for buildings, 10 to 20 years for building equipment and improvements, and 5 to 10 years for machinery and equipment. Expenditures which substantially increase value or extend useful life are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

         Included in other assets are goodwill, software costs, and deferred debt issue costs. Goodwill, which represents the excess of cost over the fair value of assets acquired, is amortized on a straight line basis over 25 years. Software costs are amortized over their estimated useful lives. Debt issue costs are amortized over the life of the related debt agreement.

         LONG-LIVED ASSETS-Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

         FAIR VALUE OF FINANCIAL INSTRUMENTS-Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is discussed in Note 6 of Notes to Consolidated Financial Statements.

         STATEMENT OF CASH FLOWS-The Company considers all investments with a maturity of 91 days or less at the time of purchase to be cash equivalents.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         REVENUE RECOGNITION-The Company recognizes revenue at the time products are shipped to customers or as services are performed.

         ADVERTISING AND PROMOTIONS-All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotions expense, including expense of customer rebates, was $2.5 million in 1996, $3.7 million in 1995, and $2.7 million in 1994.

Note 2: Restructuring of Operations

         An $11.3 million restructuring charge was recorded in the second quarter of 1994 to cover the cost of closing the Springfield, Oregon plant, the Weed, California veneer operation, and to provide other cost reductions and consolidations within the Company. During the third quarter of 1994, the Company reviewed the restructuring reserve and determined that certain estimated costs would not be as high as originally anticipated. At that time, certain other cost reduction and restructuring actions were approved and provided for, which offset the lower expenses. The additional expenses related to the restructuring of the Morgan Distribution operations and costs associated with the relocation of the corporate headquarters.

         During the first quarter of 1995, management again evaluated its restructuring reserves and determined that certain estimated costs would not be as high as had been expected and adjusted the reserve appropriately. In addition, incremental restructuring activities for Morgan Distribution (as described below) were approved during the first quarter of 1995.

         Since September 1994, the Company has been evaluating what actions are necessary to improve Morgan Distribution's profitability. A multi-year plan involving necessary management structure changes, a new management information system and future facility requirements was developed. The first phase of this restructuring plan was implemented during the first quarter of 1995. A new organizational structure was announced that eliminated several management positions. The costs of severance and certain other cost reductions were provided for during the first quarter of 1995 which more than offset the lower-than-originally-anticipated expenses of the 1994 restructuring. No charges were made for change in physical facilities since no actions were implemented in 1995 with respect to these facilities.

         The Company completed the relocation of the corporate headquarters from Lincolnshire, Illinois to Williamsburg, Virginia during the third quarter of 1995. Most, but not all, of the expenses relating to the relocation were charged against the restructuring reserve in that period.

         In the second quarter of 1996, the Company sold its Lexington, North Carolina door manufacturing facility. The entire line of doors previously manufactured in Lexington shifted to the Company's Oshkosh, Wisconsin door manufacturing facility. The Company recorded an additional restructuring charge in the second quarter of 1996 of $881,000, of which $356,000 related to the sale of the Lexington facility and the consolidation of door manufacturing operations into the Oshkosh facility, and the balance of which was used to cover incremental costs related to the Springfield and Weed plant closings and the reorganization of the management structure at Morgan Manufacturing. Additional aggregate restructuring expenses of $3.8 million were recorded in the third and fourth quarters of 1996.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



These restructuring expenses, which included Lexington operating costs after cessation of production and incremental hiring, training and relocation costs associated with the transfer of Lexington production to Oshkosh, were expensed as incurred.

         The following summarizes the activity related to the 1994 restructuring reserve (in millions of dollars):

                                           Reserve                                                               Reserve at
                                         at May 28,                  Utilized                  Provision/         Dec. 31,
                                                       ------------------------------------
                                            1994              Cash            Noncash         Reallocation          1994
                                     -------------------------------------------------------------------------------------------
Employee benefits(1)................       $ 4.8             $(1.7)           $  --              $(.4)              $2.7
Inventory(2)........................         3.7               (.6)            (1.2)              (.1)               1.8
Fixed assets........................         1.1                --               --                .2                1.3
Holding and other costs(3)..........         1.7              (1.4)              --                .3                 .6
                                     -------------------------------------------------------------------------------------------
Total restructuring reserve.........       $11.3             $(3.7)           $(1.2)             $ --               $6.4
                                     ===========================================================================================

                                           Reserve                                                               Reserve at
                                         at Dec. 31,                 Utilized                  Provision/         Dec. 31,
                                                       ------------------------------------
                                            1994              Cash            Noncash         Reallocation          1995
                                     -------------------------------------------------------------------------------------------
Employee benefits(4)................       $ 2.7             $(2.5)           $  --              $1.2               $1.4
Inventory(2)........................         1.8                --               --                --                1.8
Fixed assets........................         1.3                --               --               (.9)                .4
Holding and othercosts(3)...........          .6               (.1)              --               (.3)                .2
                                     -------------------------------------------------------------------------------------------
Total restructuring reserve.........       $ 6.4             $(2.6)           $  --              $ --               $3.8
                                     ===========================================================================================

                                           Reserve                                                               Reserve at
                                         at Dec. 31,                 Utilized                  Provision/         Dec. 31,
                                                       ------------------------------------
                                            1995              Cash            Noncash         Reallocation          1996
                                     -------------------------------------------------------------------------------------------
Employee benefits(5)................       $ 1.4             $(1.3)           $  --              $ .5               $ .6
Inventory(2)........................         1.8               (.3)            (1.5)               .1                 .1
Fixed assets........................          .4                --              (.4)               .3                 .3
Holding and other costs.............          .2                --              (.1)               --                 .1
                                     -------------------------------------------------------------------------------------------
Total restructuring reserve.........       $ 3.8             $(1.6)           $(2.0)             $ .9               $1.1
                                     ===========================================================================================


         (1) Costs associated with severance, outplacement, and future workers' compensation claims due to the closing of the Springfield, Weed veneer, and other facilities.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         (2) Primarily costs associated with inventory that could not be utilized or costs of reworking inventory for use in other facilities due to the closing of the Springfield, Weed veneer, and Lexington facilities.
         (3) Costs associated with continuing utility and property tax due to the closing of the Springfield, Weed veneer, and other facilities.
         (4) Costs associated with severance, outplacement, and future workers' compensation claims due to the closing of the Springfield facility, downsizing at manufacturing division office, and the restructuring of the corporate headquarters.
         (5) Costs associated with severance, outplacement, and future workers' compensation claims due to the closing of the Springfield and Lexington facilities, downsizing at manufacturing and distribution division offices, and restructuring of the corporate headquarters.

Note 3: Acquisition of Tennessee Building Products

         On August 30, 1996, the Company acquired certain assets and assumed certain liabilities of Tennessee Building Products, Inc. and its subsidiary for $15.7 million, including $.4 million in acquisition costs. The purchase agreement contains a purchase price adjustment based upon the change in net book value of the assets acquired and the liabilities assumed between December 31, 1995 and August 30, 1996. Any additional payment made will be accounted for as additional costs of the acquired assets. TBP, headquartered in Nashville, TN, is a distributor of windows, doors, kitchen cabinets, and other millwork and glass products to residential builders and other customers. TBP reported sales for 1995 of approximately $46.8 million. This acquisition has been accounted for as a purchase and the results of the operations of TBP have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair value of net assets acquired was recognized as goodwill and is being amortized over 25 years. The following unaudited pro forma consolidated results of operations for the years ended December 31, 1996 and 1995 are presented as if the acquisition occurred as of January 1, 1995 (in thousands, except per share data):

                                                Year Ended December 31,
                                                1996               1995
                                        ----------------------------------------
     Net sales.......................         $407,322           $384,848
     Net income (loss)...............            1,127             (2,111)
     Income (loss) per share.........              .13               (.24)



         The unaudited pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisition been made during the period presented or the future results of the combined operations.

         In conjunction with this acquisition, the Company recorded a restructuring charge of $1.0 million to cover severance costs and other employment related costs, consolidation costs and rationalization of TBP's product lines.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



Note 4: Inventories

         Inventories consisted of the following at (in thousands of dollars):

                                                         December 31,
                                              ----------------------------------
                                                   1996                1995
                                              ----------------------------------
     Raw materials.........................       $14,139             $ 9,120
     Work-in-process.......................         9,899               6,536
     Finished goods........................        49,645              37,766
                                              ----------------------------------
       Total inventories...................       $73,683             $53,422
                                              ==================================


Note 5: Property, Plant and Equipment

         Property, plant and equipment consisted of the following at (in thousands of dollars):
                                                            December 31,
                                                   -----------------------------
                                                        1996           1995
                                                   -----------------------------
     Land and improvements.......................      $ 2,095        $ 2,765
     Buildings and improvements..................       14,043         16,806
     Machinery and equipment.....................       26,500         22,313
     Capitalized building and equipment leases...        5,977          5,328
     Less accumulated depreciation and
       amortization..............................      (26,640)       (27,705)
     Construction in progress....................        1,162          3,993
                                              ----------------------------------
       Total property, plant and equipment......       $23,137        $23,500
                                              ==================================


         At December 31, 1996 and 1995, accumulated amortization relating to capitalized building and equipment leases was approximately $3.8 million and $4.2 million respectively.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



Note 6: Long-Term Debt

         Long-term debt consisted of the following at (in thousands of dollars):

                                                            December 31,
                                                   -----------------------------
                                                        1996           1995
                                                   -----------------------------
     Revolving credit facilities.................      $41,178        $28,223
     Industrial revenue bonds....................        1,700          2,000
     Obligations under capital leases (Note 7)...        4,389          3,330
     Obligations under financing leases..........        2,077          2,229
     Other.......................................          672            746
                                                   -----------------------------
                                                        50,016         36,528
     Less current maturities.....................       (1,136)          (954)
                                                   -----------------------------
       Total long-term debt......................      $48,880        $35,574
                                                   =============================


         On July 14, 1994, the Company signed a revolving credit agreement with a group of banks which provides for a revolving credit facility of up to $65 million and includes a letter of credit facility of up to $9 million, through July 13, 1998. This credit facility is secured by certain accounts receivable, inventories, equipment, real estate, and general intangibles of the Company. Available borrowings under the revolving credit facility bear interest at the option of the Company at the prime rate plus an incremental .75 percentage points or at the LIBOR rate plus an incremental 2.50 percentage points. The Company also pays an annual commitment fee of .5% on the average unused portion of the revolving credit line and certain additional fees. At December 31, 1996, the weighted average interest rate on the outstanding revolving credit facilities was 8.25%.

         The credit facility contains certain covenants including limitations on the acquisition and disposition of assets, the payment of dividends, the pledging of assets other than those pledged under the industrial revenue bonds, and the prepayment of other indebtedness. In addition, the Company is required to maintain minimum tangible net worth and interest coverage ratios and a maximum leverage ratio. The Company was in compliance with all of the amended credit agreement covenants at December 31, 1996 and at every 1996 interim reporting date. See Note 13 of the Consolidated Financial Statements.

         As of December 31, 1996, the Company had utilized $1.4 million of its $9 million letter of credit facility and had borrowings of $41.2 million under the revolving credit facility.

         The industrial revenue bonds outstanding at December 31, 1996 bear a floating interest rate equal to eighty percent (80%) of the bond equivalent yield applicable to 91-day United States Treasury Bills. These bonds are secured by assets with a book value of $22.5 million and $1.8 million in letters of credit.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         During 1991, the Company entered into a sale-leaseback transaction which, based upon the applicable terms, is accounted for as a financing lease. The term of the agreement is 15 years beginning on December 30, 1991 and expiring on December 29, 2006 with an interest rate of 9.73% annually.

         Future annual maturities of the Company's long-term debt as of December 31, 1996 are presented below (in thousands of dollars):

     1997...........................................         $ 1,136
     1998...........................................          42,541
     1999...........................................           1,304
     2000...........................................           1,497
     2001...........................................           1,241
     Later years....................................           2,297
                                                             -------
     Future annual maturities of long-term debt.....         $50,016
                                                             =======


         The Company estimates that the fair value of the revolving credit facilities approximates their carrying value at December 31, 1996 and 1995 since interest rates vary with prime and that the fair value of the industrial revenue bonds approximates their carrying value since they bear floating interest rates. The carrying values of other long-term debt approximates their fair value as the rates approximate current rates offered to the Company for debt with similar maturities.

Note 7: Lease Obligations

         Certain leased equipment and distribution facilities have been capitalized by the Company. The Company also leases certain facilities, equipment and vehicles under noncancelable agreements which are operating leases.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         Future minimum lease payments required under long-term leases in effect at December 31,1996 are as follows (in thousands of dollars):

                                                Capital    Operating    Total
                                              ----------------------------------
     1997...................................    $ 1,079    $ 4,613      $ 5,692
     1998...................................      1,079      3,756        4,835
     1999...................................      1,079      3,271        4,350
     2000...................................      1,079      2,378        3,457
     2001...................................        961      1,415        2,376
     Later years............................      3,397      7,723       11,120
                                              ----------------------------------
       Total minimum lease payments.........      8,674    $23,156      $31,830
                                                          ======================
     Less imputed interest..................     (4,285)
                                              ------------
       Present value of net minimum lease
         payments...........................    $ 4,389
                                              ============


         For 1996,  1995, and 1994,  rental expense,  including usage charges on
the  long-haul  fleet,  was  $6.7  million,   $6.3  million,  and  $6.6  million
respectively.


         Note 8: Stockholders' Equity

         COMMON STOCK-The number of authorized shares of Common Stock is 20,000,000 shares.

         PREFERRED STOCK-The number of authorized shares of Preferred Stock is 5,000,000 shares.

         STOCK OFFERING-In November 1996, the Company and a significant shareholder completed an underwritten primary and secondary public offering of
1.5 million shares and 1.9 million shares, respectively, of its Common Stock, at a public offering price of $6.50 per share. The Company's net proceeds of approximately $8.6 million were used to reduce amounts outstanding under the Company's revolving credit facilities.

         STOCK OPTION PLANS-In June 1985, the Company adopted an Incentive Stock Option Plan (the "Stock Option Plan") which, as amended, provides for (I) the issuance of incentive stock options at a purchase price approximating the fair market value at the date of grant and (II) the issuance of non-qualified options at a price determined by the Compensation Committee, a committee of the Board of Directors, which cannot be less than 85% of the market price at the date of grant. In May 1989, the stockholders ratified a proposal that amended the Company's Stock Option Plan to increase from 500,000 to 750,000 the number of shares of Common Stock reserved for issuance under the plan.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         At the annual meeting in May 1995, the stockholders voted to amend the plan and authorized an additional 150,000 shares of Common Stock be set aside for the granting of options. As of December 31, 1996, the Company has set aside 793,300 shares of Common Stock for the granting of such options. The options become exercisable immediately or in two, three, four, or five installments from the date of grant, and all of the options granted expire no more than ten years from the date of grant.

         Following is a summary of activity in the Stock Option Plan for 1994, 1995, and 1996:

                                                Shares              Weighted-
                                                Subject              Average
                                               to Option         Option Price
                                            ------------------------------------
     Outstanding, January 1, 1994               583,200            $ 9.088
       Granted...........................       492,500              5.267
       Canceled..........................      (430,700)             9.536
       Expired...........................       (31,000)             9.625
                                            ------------------------------------
     Outstanding, December 31, 1994......       614,000             $5.682
       Granted...........................       267,500              5.746
       Exercised.........................        (3,500)             5.375
       Canceled..........................      (189,500)             6.527
                                            ------------------------------------
     Outstanding, December 31, 1995......       688,500             $5.476
       Granted...........................        92,500              6.375
       Canceled..........................       (45,000)             5.861
                                            ------------------------------------
     Outstanding, December 31, 1996......       736,000             $5.566
                                            ------------------------------------
     Exercisable, December 31, 1996......       464,333             $5.395
                                            ====================================


         The exercise prices for options outstanding at December 31, 1996 range from $5.00 to $6.625 per share. The weighted-average remaining contractual life of these options approximates 7.7 years.

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

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         Following is a summary of activity in the Director Plan for 1994, 1995, and 1996:

                                              Shares               Weighted-
                                              Subject               Average
                                             to Option           Option Price
                                          --------------------------------------
     Outstanding, January 1, 1994......        8,000                $8.438
       Granted.........................        3,000                 5.750
       Canceled........................       (2,000)                8.438
                                          --------------------------------------
     Outstanding, December 31, 1994....        9,000                $7.542
       Granted.........................        7,000                 6.750
                                          --------------------------------------
     Outstanding, December 31, 1995....       16,000                $7.195
       Granted.........................        7,000                 6.000
       Canceled........................       (3,334)                6.300
                                          --------------------------------------
     Outstanding, December 31, 1996....       19,666                $6.922
                                          ======================================
     Exercisable, December 31, 1996....       10,332                $7.319
                                          ======================================



         The exercise prices for options outstanding at December 31, 1996 range from $5.75 to $9.125 per share. The weighted-average remaining contractual life of these options approximates 5.6 years.

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

         On August 19, 1994, the Company also granted the Chief Executive Officer options to purchase 250,000 shares of Common Stock at an exercise price of $5 per share under the Company's Stock Option Plan. This was the fair market value at the date of grant. Vesting in these options will be over a three-year period with 62,500 shares or 25% vested immediately. This grant is included in the Stock Option Plan table.

         In 1996, the Company granted an option to a former employee to purchase 90,000 shares of the Company's Common Stock with an exercise price of the $7.50 per share, which represented fair market value on the date of grant. The grant was not made pursuant to the Stock Option Plan. The option vested

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



as to 22,500 shares immediately upon grant and will be exercisable until October 19, 1997. The remaining 67,500 shares were canceled on October 19, 1996.

         On December 18, 1996, the Company granted 105,000 options in the aggregate to certain employees as part of their employment agreements. These grants were also outside of the Stock Option Plan. The exercise price is $7.00, the fair market value per share on the date of grant, and the options terminate on December 18, 2006.

         The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans or out-of-plan grants. Had compensation cost for the Company's two stock option plans and out-of-plan grants been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                      Year Ended December 31,
                                                --------------------------------
                                                     1996              1995
                                                --------------------------------
     Net income (loss)-as reported...........       $ 298            $(2,628)
     Net income (loss)-pro forma.............        (141)            (2,845)
     Income (loss) per share-as reported.....         .03               (.30)
     Income (loss) per share-pro forma.......        (.02)              (.33)



         The fair value of each  option  grant is  estimated  on the date of the
grant  using  the  Black-Scholes  model  with  the  following   weighted-average
assumptions used for grants in 1996 and 1995:

                                                   Year Ended December 31,
                                            ------------------------------------
                                                 1996                  1995
                                            ------------------------------------
     Expected stock price volatility.....        43.70%                41.69%
     Risk-free interest rate.............         6.35%                 6.43%
     Expected life of options............       6.78 years           7.00 years


Note 9: Employee Benefit Plans

         The Company has a profit sharing and 401(k) savings plan for all salaried employees, and certain groups of hourly employees, who work for Morgan Manufacturing, Morgan Distribution, Morgan National Accounts, and the corporate headquarters. The Company matches 50% of participant contributions to the saving plan, with Company contributions limited to 3% of the participant's compensation. At the discretion of the Board of Directors, the Company may make an additional contribution, which has been targeted at 3% of each participant's compensation.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         A separate 401(k) savings plan is in place for employees of Tennessee Building Products who have met the plan's eligibility requirements. The Company matches 50% of participant contributions to the savings plan, with Company contributions limited to 2 1/2% of a $40,000 maximum compensation base.

         Profit sharing costs and the Company's matching contributions to the 401(k) savings plans charged to operations were $.9 million, $.4 million, and $1.1 million for 1996, 1995, and 1994 respectively.

         The Company has a pension plan which covers some of its hourly employees. This plan generally provides a stated benefit amount for each year of service. Prior to December 31, 1994, the Company also had a plan to cover participants of the former Restated Nicolai Company and Millmen's Local No. 1746 plans. That plan was merged into the current Hourly Employees' Pension Plan effective December 31, 1994.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         The components of net periodic pension expense are as follows (in thousands of dollars):

                                                 Year Ended December 31,
                                        ----------------------------------------
                                               1996      1995      1994
                                        ----------------------------------------
     Service cost....................         $  183    $   137   $   149
     Interest cost on projected
       benefit obligation ...........          1,140      1,026       949
     Actual return on assets.........           (926)    (2,312)      209
     Net amortization and deferral...            (95)     1,375    (1,302)
                                        ----------------------------------------
     Net periodic pension expense ...         $  302    $   226   $     5
                                        ========================================


         The funded status of the plan is as follows (in millions of dollars):

                                                        December 31,
                                             -----------------------------------
                                                    1996             1995
                                             -----------------------------------
     Accumulated benefit obligation:
       Vested...........................            $15.3            $14.1
       Nonvested........................               .1               .1
                                             -----------------------------------
                                                    $15.4            $14.2
                                             ===================================
     Projected benefit obligation.......            $15.4            $14.2
     Fair value of plan assets..........             14.6             13.6
                                             -----------------------------------
     Plan assets in excess of or (less than)          (.8)             (.6)
       projected benefit obligation.....
     Unrecognized net transitional
       asset............................              (.4)             (.5)
     Unrecognized net loss..............             2.81               .7
     Unrecognized prior service
       cost.............................              1.1              1.2
                                             -----------------------------------
     Prepaid pension expense............            $ 2.7            $ 1.8
                                             ===================================


         The projected benefit obligations were determined using assumed discount rates of 7.75% and 7.5% at December 31, 1996 and 1995 respectively. The expected long-term rate of return on plan assets was 8.5% at both December 31, 1996 and 1995. Prepaid pension expense is included in other assets in the accompanying balance sheet.

         Plan assets consist of equity and fixed income securities and insurance annuity contracts. It is the policy of the Company to fund at least the minimum required amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         For the hourly employees not covered by Company pension or profit sharing plans, the Company makes contributions to multi-employer pension plans based on compensable hours worked in accordance with union contracts. Pension expense related to these contributions was $.1 million for each of 1996, 1995 and 1994. Under certain conditions, principally the withdrawal from such plans, the Company may have further obligations for pensions with respect to such employees, but the amount thereof, if any, cannot be determined at the present time.

Note 10: Income Taxes

         The components of the income tax provision (benefit) consisted of the following (in thousands of dollars):


                                                   Year Ended December 31,
                                            ------------------------------------
                                                  1996      1995      1994
                                            ------------------------------------
     Current:
       Federal...........................        $(444)     $(78)     $ --
       State.............................          117       120       200
                                            ------------------------------------
         Total current...................         (327)       42       200
                                            ------------------------------------
     Deferred:
       Federal...........................           --        --        --
       State.............................           --        --        --
         Total deferred..................           --        --        --
                                            ------------------------------------
     Income tax provision (benefit)......        $(327)     $ 42      $200
                                            ====================================

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         The income tax provision (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pre-tax income (loss) as a result of the following (in thousands of dollars):

                                                   Year Ended December 31,
                                             -----------------------------------
                                                  1996      1995      1994
                                             -----------------------------------
     Provision (benefit) for
       income taxes at U.S. Federal
       income tax rate....................        $ (10)    $(879)    $(3,128)
     Non-utilization (utilization) of
       operating loss carryforward........         (483)      740       3,049
     State income taxes, net of
       federal benefit....................           77        55         107
     Non-deductible items.................           91        90         135
     Other................................           (2)       36          37
                                             -----------------------------------
     Income tax provision
       (benefit)..........................        $(327)     $ 42     $   200
                                             ===================================


         The tax effects of temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following at (in thousands of dollars):

                                                         December 31,
                                             -----------------------------------
                                                   1996                1995
                                             -----------------------------------
     Gross deferred tax assets:
       Operating loss carryforwards.......        $ 5,488             $ 5,345
       Accrued expenses and reserves......          2,242               2,457
       Post-retirement benefits...........            140                 140
       Other..............................            245                 172
                                             -----------------------------------
                                                    8,115               8,114
       Valuation allowance ...............         (6,850)             (6,779)
                                             -----------------------------------
                                                    1,265               1,335
                                             -----------------------------------
     Gross deferred tax liabilities:
       Depreciation and amortization......           (342)               (776)
       Pensions...........................           (923)               (559)
                                                   (1,265)             (1,335)
                                             -----------------------------------
     Net deferred tax asset...............        $    --             $    --
                                             ===================================

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



         The valuation allowance primarily reflects operating loss carryforwards for which utilization is uncertain.

         As of December 31, 1996, the Company has unused operating loss carryforwards for tax purposes of approximately $16.1 million, which expire in years 2002 through 2011. No benefit for the remaining operating loss carryforwards has been recognized in the consolidated financial statements. Should an ownership change occur, as defined under Section 382 of the Internal Revenue Code, the Company's ability to utilize the operating loss carryforwards could be restricted.


Note 11: Related Parties

         As of December 31, 1995, Saugatuck Capital Company Limited Partnership ("Saugatuck") in the aggregate beneficially owned approximately 24% of the Company's Common Stock. During 1996, 1995, and 1994, the Company paid Saugatuck $115,000, $115,000, and $125,000, respectively, for services rendered, pursuant to a consulting and management assistance agreement. Saugatuck sold 1.9 million of its 2.0 million shares concurrently with the November 13, 1996 primary stock issue by the Company. The remaining 100,000 shares were distributed by Saugatuck to its partners in 1996. The Company's consulting and management assistance agreement with Saugatuck was terminated upon the sale of the shares.

Note 12: Commitments and Contingencies

         Andersen Corporation whose products accounted for 40% of 1996 net sales, distributes its products only through independent distributors such as the Company. The Company and its predecessors have distributed Andersen products for over 40 years; however, the Company's agreement with Andersen provides that Andersen can terminate any of the Company's distributorships at any time upon a 60-day notice. A termination or significant modification of the distribution relationship with Andersen could have a material adverse effect on revenues and earnings.

         As of December 31, 1996, the Company had capital expenditure purchase commitments outstanding of approximately $.9 million.

Note 13: Subsequent Events

         On March 13, 1997, the Company and its lending institutions executed an amendment to the loan and security agreement for the Company's $65 million revolving credit facility, which gives the Company additional financial flexibility. This amendment modified certain definitions and restrictive covenants, with the changes being more favorable to the Company.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



Note 14: Interim Financial Information
            (UNAUDITED)
Summarized quarterly financial data for 1996 and 1995 is presented below (in thousands, except per share data):

                                  1st Quarter               2nd Quarter
                           -----------------------------------------------------
                               1996         1995         1996         1995
                           -----------------------------------------------------
     Net sales...........      $74,536     $80,664       $95,208      $84,262
     Gross profit........       10,498      11,968        14,379       11,553
     Net income (loss)...         (559)       (510)          562         (729)
     Earnings (loss)
       per share.........      $  (.06)    $  (.06)      $   .06      $  (.08)

                                  3rd Quarter               4th Quarter
                           -----------------------------------------------------
                               1996         1995         1996         1995
                           -----------------------------------------------------
     Net sales...........      $97,377      $90,723      $106,224     $82,377
     Gross profit........       14,602       12,445        15,949      11,497
     Net income (loss)...          935          111          (640)     (1,500)
     Earnings (loss)
       per share.........      $   .11      $   .01      $   (.08)    $  (.17)



         During 1996, the acquisition of Tennessee Building Products resulted in a significant increase in fourth quarter sales and gross profit.

                                                           MORGAN PRODUCTS LTD.
--------------------------------------------------------------------------------



Common Stock Price Range and Dividend Policy

         The Common Stock of the Company commenced trading on the New York Stock Exchange on March 7, 1988 (NYSE symbol: MGN). As of March 17, 1997, there were approximately 2,957 holders of record of such Common Stock. The Company currently does not pay cash dividends on its Common Stock. Any payment of future dividends, and the amounts thereof, will be dependent upon the Company's earnings, financial requirements, cash flow, and other factors deemed relevant by the Board of Directors. The Company is restricted in its ability to pay dividends though July 13, 1998 by its bank agreements.

         The following table sets forth the high and low sale price of the company's Common stock reported in the New York Stock Exchange Consolidate Transaction Reporting System.

                                                 High              Low
                                          -----------------------------------
     1995:
       First Quarter.................            $6-1/2            $5-3/4
       Second Quarter................             6-7/8             5-3/8
       Third Quarter.................             7-3/4             5-5/8
       Fourth Quarter................             7                 5-1/4

     1996:
       First Quarter.................            $6                $5
       Second Quarter................             6-1/2             4-7/8
       Third Quarter.................             8-1/8             6-1/8
       Fourth Quarter................             8                 6-3/8


         On March 3, 1997, the closing price of the Common Stock was $7.62.

REPORT OF MANAGEMENT


--------------------------------------------------------------------------------

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



/s/Larry R. Robinette
_____________________________
Larry R. Robinette
President and Chief Executive Officer


/s/Douglas H. MacMillan
_____________________________
Douglas H. MacMillan
Vice President and Chief Financial Officer

Williamsburg, Virgina
February 4, 1997

REPORT OF INDEPENDENT ACCOUNTS


--------------------------------------------------------------------------------

To the Board of Directors and
Stockholders of Morgan Products Ltd.

         In our opinion, the statements appearing on pages 14 to 23 of this report present fairly, in all material respects, the financial position of Morgan Products Ltd. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/Price Waterhouse LLP
Milwaukee, Wisconsin
February 4, 1997, except as to Note 13,
which is as of March 13, 1997